Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.

The Annual Meeting of Shareholders (the “Meeting”) of Cenovus Energy Inc. (the “Corporation”) will be held on Wednesday, April 26, 2017 at 2:00 p.m. Calgary time in The Westin Calgary, Grand Ballroom, 320 – 4 Avenue S.W., Calgary, Alberta, Canada.

The purpose of the Meeting is to consider and take action on the following matters:

1.	to receive the consolidated financial statements of the Corporation, together with the auditor’s report thereon, for the year ended December 31, 2016;

2.	to appoint auditors of the Corporation;

3.	to elect directors of the Corporation;

4.	to approve a non-binding advisory resolution on the Corporation’s approach to executive compensation;

5.	to transact such other business as may properly be brought before the meeting or any adjournments thereof.

The accompanying management information circular provides detailed information relating to the matters to be considered at the Meeting and forms part of this notice.

You are entitled to receive notice of and vote at the Meeting if you are a holder of common shares of the Corporation at the close of business on March 3, 2017. If you are a registered shareholder, you have a choice of voting by proxy on the internet, by telephone, by mail or by fax using your proxy form to appoint another person to attend the Meeting and act for you, or voting in person by attending the Meeting. If you are a non-registered (beneficial) shareholder, you must vote using your voting instruction form, which typically allows you to vote by proxy on the internet, by telephone, by mail or by fax and, if you want to vote in person at the Meeting, you must appoint yourself as a proxyholder. If you vote by proxy on the internet, by telephone, by mail or by fax in advance of the Meeting, your vote will be counted, whether or not you attend the Meeting. Even if you attend the Meeting, you may find it convenient to vote in advance. Please refer to your proxy form or voting instruction form, as applicable, and to the Voting and Proxies Questions & Answers section in the accompanying management information circular for more information on the voting methods available to you. Completed proxy forms must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 2:00 p.m. Calgary time on April 24, 2017 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting. Completed voting instruction forms must be returned in accordance with the instructions on the form.

Your vote is important. Please read the enclosed materials carefully. If you have questions about any of the information or require assistance in completing your proxy form or voting instruction form, as the case may be, please contact our proxy solicitation agent, D.F. King Canada, toll-free in North America at 1-800-622-1642. A live webcast of the Meeting will be available on our website at cenovus.com.

Shareholders, proxyholders and guests will be required to present government-issued photo identification prior to being permitted to enter the Meeting. For the safety and security of all those in attendance, the Corporation’s authorized representatives may also inspect bags and shall be entitled to request that bags not be brought into the Meeting.

Only registered shareholders and proxyholders are entitled to vote and participate in the business of the Meeting. Persons who are not registered shareholders or proxyholders who wish to attend the Meeting as a registered guest should request permission to attend in advance of the Meeting via email to investor.relations@cenovus.com, by telephone at 1-403-766-7711 (toll-free in Canada at 1-877-766-2066) or by mail to Investor Relations, Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5. Persons not entitled or required to be present at the Meeting, including registered guests, may be admitted only with the consent of the Chair of the Meeting or with consent of the Meeting.

By order of the Board of Directors of Cenovus Energy Inc.

/s/ Gary F. Molnar

Gary F. Molnar

Corporate Secretary

Calgary, Alberta

March 3, 2017

INVITATION LETTER

Dear fellow shareholders:

On behalf of Cenovus Energy Inc.’s board of directors, management and employees, we invite you to attend our 2017 Annual Meeting of Shareholders (the “Meeting”). The Meeting will be held on Wednesday, April 26, 2017 at 2:00 p.m. Calgary time in The Westin Calgary, Grand Ballroom, 320 – 4 Avenue S.W., Calgary, Alberta, Canada. The items of business to be considered and acted on at the Meeting are described in the Notice of Annual Meeting of Shareholders of Cenovus Energy Inc. and accompanying management information circular.

Following the formal portion of the Meeting, management will review our financial and operational performance during 2016. They will also provide an overview of priorities for 2017 and open the floor to questions from shareholders. If you cannot attend the Meeting, we are pleased to offer a live webcast, available on our website at cenovus.com.

Your vote is important to us. Your vote will be counted, whether you vote in person at the Meeting or vote in advance of the Meeting by proxy on the internet, by telephone, by mail or by fax. Even if you attend the Meeting, you may find it convenient to vote in advance.

We have included a Voting and Proxies Questions & Answers section in the accompanying management information circular for quick reference, or you can contact our proxy solicitation agent, D.F. King Canada, toll-free in North America at 1-800-622-1642, for assistance voting using your proxy form or voting instruction form, as the case may be, or if you have questions relating to the enclosed materials.

Our 2016 Annual Report is available on our website at cenovus.com. We encourage you to visit our website throughout the year for updated information and to find out more about our business.

Yours truly,

/s/ Michael A. Grandin	/s/ Brian C. Ferguson
Michael A. Grandin Chair of the Board	Brian C. Ferguson President & Chief Executive Officer

1	VOTING AND PROXIES QUESTIONS & ANSWERS
5	BUSINESS OF THE MEETING
5	FINANCIAL STATEMENTS
5	APPOINTMENT OF AUDITORS
5	ELECTION OF DIRECTORS
6	Majority Voting Policy
6	SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION
8	INFORMATION ON THE BOARD AND DIRECTOR NOMINEES
8	DIRECTOR NOMINEES
12	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
13	KEY SKILLS AND EXPERIENCE, RESIDENCY, TENURE AND AGE RANGE
14	CORPORATE GOVERNANCE
14	BOARD OF DIRECTORS
15	Other Public Company Board Memberships
15	Interlocking Board Memberships
16	Director Meeting Attendance
16	BOARD OF DIRECTORS’ MANDATE
18	POSITION GUIDELINES
18	ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS
19	ETHICAL BUSINESS CONDUCT
19	DIRECTOR NOMINEE IDENTIFICATION PROCESS
20	COMMITTEES
20	Committee Memberships
20	Committee Mandates
21	BOARD ASSESSMENT PROCESS
21	Skills Matrix
21	Shareholder Communication and Engagement
22	BOARD RENEWAL
22	BOARD DIVERSITY POLICY
23	DIRECTOR COMPENSATION
23	Director Compensation Philosophy
23	Director Compensation Governance
23	2016 Director Compensation
23	Compensation Structure
24	Deferred Share Units
24	Director Compensation Table
25	Director Share Ownership Requirements
25	EXECUTIVE COMPENSATION
27	COMPENSATION DISCUSSION AND ANALYSIS
28	COMPENSATION GOVERNANCE
28	Role of the Board and HRC Committee
28	Independence of the HRC Committee
28	Compensation Consultants to Management and the HRC Committee
28	Independent Compensation Consultants to the HRC Committee and Board
29	Compensation Consultant Fees
29	Factors Considered in Executive Compensation Decisions

29	Compensation Risk Governance
29	Compensation Risk Assessment
29	Executive Share Ownership Requirements
30	Prohibition on Hedging
30	APPROACH TO EXECUTIVE COMPENSATION
30	COMPENSATION PHILOSOPHY
30	EXECUTIVE COMPENSATION PEER GROUP
32	EXECUTIVE COMPENSATION PROGRAM DESIGN
32	ELEMENTS OF COMPENSATION
32	Base Salary
32	Annual Performance Bonus Award
33	Corporate Scorecard
34	Long-Term Incentives
37	Retirement and Pension Benefits
38	Other Compensation
38	COMPENSATION DECISION PROCESS
38	2016 EXECUTIVE COMPENSATION
38	2016 NAMED EXECUTIVE OFFICERS
39	2016 EXECUTIVE COMPENSATION DECISIONS
39	Adhering to our Compensation Philosophies of Pay for Performance and Shareholder Alignment
39	Base Salary – Frozen since 2013
39	Long-Term Incentives – Number of Units Granted Held Constant as in 2015
39	2016 Corporate Performance
40	2016 Performance Bonus Amount Reduced by Board Discretion – Emphasis on Shareholder Alignment
41	Total Direct Compensation Table
41	Realizable Pay vs. Pay Opportunity
42	NEO Average Realizable Total Direct Compensation compared to Total Direct Compensation Opportunity
44	Performance Graph
45	NEO 2016 Total Direct Compensation Summaries
48	2016 CORPORATE SCORECARD PERFORMANCE
49	COMPENSATION TABLES
49	Summary Compensation Table
50	Outstanding Option-Based and Share-Based Awards
51	Incentive Plan Awards – Value Vested or Earned During the Year
51	Defined Benefit Plan Table
52	Defined Contribution Plan Table
52	Termination and Change of Control Benefits
53	Termination and Change of Control Benefits Table
54	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
54	ADDITIONAL INFORMATION
A-1	SCHEDULE A - SUMMARY OF STOCK OPTION PLAN AND ADDITIONAL COMPENSATION PLAN INFORMATION
B-1	SCHEDULE B - BOARD MANDATE
C-1	SCHEDULE C - COMMITTEE INFORMATION
D-1	SCHEDULE D - WITHDRAWN SHAREHOLDER PROPOSALS
Advisories-1 ADVISORIES

VOTING AND PROXIES QUESTIONS & ANSWERS

This management information circular (the “Circular”) dated March 3, 2017 is delivered in connection with the solicitation by or on behalf of management (“Management”) of Cenovus Energy Inc. (“Cenovus”, the “Corporation”, the “Company”, “we”, “us” or “our”) of proxies for use at the annual meeting of shareholders (the “Meeting”) to be held on Wednesday, April 26, 2017 at 2:00 p.m. Calgary time in The Westin Calgary, Grand Ballroom, 320 – 4 Avenue S.W., Calgary, Alberta, Canada, for the purposes indicated in the Notice of Annual Meeting of Shareholders of Cenovus Energy Inc.

The solicitation will be primarily by mail, but proxies may also be solicited personally by directors, employees or agents of Cenovus. We have also retained D.F. King Canada to solicit proxies for us in Canada and the U.S. at a fee of approximately $28,000, plus out-of-pocket expenses. The cost of soliciting proxies will be borne by Cenovus.

Your vote is very important to us. If you have questions about any of the information in this Circular or require assistance in completing your proxy form or your voting information form, please contact our proxy solicitation agent, D.F. King Canada, toll-free in North America at 1-800-622-1642.

Completed proxy forms must be received by our transfer agent and registrar, Computershare Investor Services Inc. (“Computershare”) no later than 2:00 p.m. Calgary time on April 24, 2017 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting. Completed voting instructions must be returned in accordance with the instructions on the proxy form.

Unless otherwise stated, the information contained in this Circular is given as at the close of business on March 3, 2017 and dollar amounts are expressed in Canadian dollars. As at March 3, 2017, to the knowledge of the directors and executive officers of Cenovus, no person or company beneficially owns, or controls or directs, directly or indirectly, common shares of Cenovus (“Common Shares”) carrying 10 percent or more of the voting rights attached to the Common Shares.

Am I entitled to vote? You are entitled to vote if you were a holder of Common Shares as of the close of business on March 3, 2017, the record date for the Meeting. Each holder is entitled to one vote for each Common Share held on such date.

A simple majority (50 percent plus one) of votes cast in person or by proxy at the Meeting is required to approve each of the matters to be voted on that are described herein, except for the advisory resolution on executive compensation, which is not binding on the Corporation. As of March 3, 2017, there were 833,289,845 issued and outstanding Common Shares.

What matters are to be voted on?

•	appointment of auditors;

•	election of directors; and

•	non-binding advisory resolution on our approach to executive compensation

What if there are amendments? As of the date of this Circular, Management is not aware of any amendment, variation or other matter that will come before the Meeting. If you attend the Meeting and are eligible to vote, you can vote on any amendment, variation or other matters that properly come before the Meeting in accordance with your wishes. If you are voting by proxy, the persons named in the proxy form will have discretionary authority to vote on any such amendment, variation or other matter.

How can I vote? The easiest way to vote is by proxy on the internet, by telephone, by mail or by fax. Only registered shareholders and duly appointed proxyholders can vote at the Meeting in person. Procedures for each voting method depend on whether you are a registered shareholder of the Corporation (a “Registered Shareholder”) or a non-registered (beneficial) shareholder of the Corporation (a “Non-Registered (Beneficial) Shareholder”).

How will Meeting materials be delivered? Notice and access is being used to deliver this Circular to both Registered Shareholders and Non-Registered (Beneficial) Shareholders. This means that the Circular will be posted online for shareholders to access electronically. You will receive a package in the mail with a notice (the ‘‘Notice’’) outlining the matters to be addressed at

Cenovus Energy Inc.	1	2017 Management Information Circular

the Meeting and explaining how to access and review the Circular electronically, and how to request a paper copy at no charge. You will also receive a form of proxy or a voting instruction form in the mail so you can vote your Common Shares. All applicable Meeting related materials will be indirectly forwarded to Non-Registered (Beneficial) Shareholders at Cenovus’s expense.

Notice and access is an environmentally friendly and cost effective way to distribute the Circular because it reduces printing, paper and postage.

How can I request a paper copy of the Circular? Both Registered Shareholders and Non-Registered (Beneficial) Shareholders can request a paper copy of the Circular for up to one year from the date it is filed on SEDAR (sedar.com). The Circular will be sent to you at no charge. If you would like to receive a paper copy of the Circular, please follow the instructions provided in the Notice. If you request a paper copy of the Circular, you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote.

Cenovus will provide paper copies of the Circular to shareholders who have standing instructions to receive, or for whom Cenovus has otherwise received a request to provide, paper copies of materials.

What is electronic delivery? Electronic delivery is voluntary e-mail notification sent to shareholders when documents such as our annual report, quarterly reports and this Circular are available on our website. If you wish, you may elect to be notified by e-mail when documentation is posted on our web site. Electronic delivery will save paper, reduce our impact on the environment and reduce costs.

How do I know if I am a Registered or Non-Registered (Beneficial) Shareholder?

•	Registered Shareholder: You are a Registered Shareholder if your Common Shares are registered in your name and you have a share certificate or a direct registration advice evidencing ownership.

•

Non-Registered (Beneficial) Shareholder: You are a Non-Registered (Beneficial) Shareholder if your broker, investment dealer, bank, trust company, trustee, nominee or other intermediary (each, an “Intermediary”) holds your Common Shares.

•	If you are not sure if you are a Registered Shareholder or Non-Registered (Beneficial)
Shareholder, please contact our proxy solicitation agent, D.F. King Canada, toll-free in North America at 1-800-622-1642.

What is the deadline for receiving my proxy form or voting instruction form?

•

Registered Shareholders: If you are voting your Common Shares by proxy form, Computershare must receive your completed proxy form no later than 2:00 p.m. Calgary time on April 24, 2017 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting.

•	Non-Registered (Beneficial) Shareholders: Your completed voting instruction form must be returned on or before the deadline specified on the form.

How do I vote if I am a Registered Shareholder? A Registered Shareholder may vote in one of the following ways:

•	Internet: Go to the website indicated on the proxy form and follow the instructions. You will need your control number which is noted on your proxy form.

•

Telephone: Call 1-866-732-VOTE (8683) (toll-free in North America) and follow the voice instructions. You will need your control number which is noted on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

•	Mail: Complete, sign and date your proxy form and return it to Computershare in the envelope provided.

•	Fax: Complete, sign and date your proxy form and send it by fax to Computershare at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (outside North America).

•

In person: You do not need to complete or return your proxy form. Before entering the Meeting, please identify yourself as a Registered Shareholder to a Computershare representative at the table identified as “Shareholder Registration” to register your attendance. To enter the Meeting, please bring government–issued photo identification.

Cenovus Energy Inc.	2	2017 Management Information Circular

How do I vote if I am a Non-Registered (Beneficial) Shareholder?

•

You will receive a voting instruction form from your Intermediary asking for your voting instructions before the Meeting. Follow these instructions carefully to ensure your Common Shares are voted in accordance with your instructions. Please contact your Intermediary if you did not receive a voting instruction form.

•

Vote by proxy: In most cases, a voting instruction form allows you to vote by proxy by providing your voting instructions on the internet, by telephone, by mail or by fax. If you have the option of providing your voting instructions on the internet or by telephone, go to the website or call the number indicated on your voting instruction form and follow the instructions. You will need your control number which is noted on your voting instruction form.

•

Vote in person: You can vote your Common Shares in person at the Meeting if you appoint yourself as the proxyholder for your Common Shares before the Meeting by following the instructions on your voting instruction form and returning the completed form in accordance with its instructions. Before entering the Meeting, please identify yourself as a proxyholder to a Computershare representative at the table identified as “Shareholder Registration” to register your attendance. To enter the Meeting, please bring government–issued photo identification.

How does voting by proxy work?

When you sign or electronically submit, as applicable, the proxy form, you authorize appointees, Michael A. Grandin, Chair of our board of directors, or failing him, Brian C. Ferguson, President & Chief Executive Officer, and a member of our board of directors, to vote your Common Shares for you at the Meeting according to your instructions. See “How will my Common Shares be voted if I vote by proxy” below for further details.

You have the right to appoint a person other than the directors designated in the enclosed proxy form as proxyholder, by following the steps below:

•	If you are submitting your proxy on the internet, follow the instructions on the website on how to appoint someone else as your proxyholder. If you vote by telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder. If you are submitting your proxy by mail or fax, write the name of the person you are appointing as proxyholder in the space provided.

•	Make sure the person you appoint is aware that he or she has been appointed as a proxyholder and is planning to attend the Meeting.

•

On arrival at the Meeting, the proxyholder should identify themselves as a proxyholder to a Computershare representative at the table identified as “Shareholder Registration” to register their attendance. To enter the Meeting, the proxyholder is asked to bring government–issued photo identification.

•

If you are an individual shareholder, you or your authorized attorney must sign or electronically submit, as applicable, the proxy form. If the shareholder is a corporation or other legal entity, an authorized officer or attorney must sign or electronically submit, as applicable, the proxy form.

If you need help completing your proxy form, please contact our proxy solicitation agent, D.F. King Canada, toll-free in North America at 1-800-622-1642.

How will my Common Shares be voted if I vote by proxy? You can:

•	choose to vote “For” or “Withhold” your vote from the election of the persons nominated for election as directors and the appointment of PricewaterhouseCoopers LLP as auditors.

•	choose to vote “For” or “Against” the non-binding advisory resolution on Cenovus’s approach to executive compensation.

Your Common Shares will be voted or withheld from voting in accordance with your instructions; however, if you return your proxy form but do not indicate how you want to vote your Common Shares, and do not appoint a person other than the directors on the proxy form, your vote will be cast FOR the election of each person nominated for election as director, FOR the appointment of PricewaterhouseCoopers LLP as auditors and FOR Cenovus’s approach to executive compensation.

Cenovus Energy Inc.	3	2017 Management Information Circular

If you appoint a person other than the directors as proxyholder and you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit on each item to be voted on.

Can I change or revoke my vote?

Registered Shareholders can change a vote previously made by proxy by:

•

completing a proxy form that is dated later than a previously submitted proxy, provided the new proxy form is received by Computershare no later than 2:00 p.m. Calgary time on April 24, 2017 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting; or

•

voting again on the internet or by telephone no later than 2:00 p.m. Calgary time on April 24, 2017 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays)

before the time of the adjourned or postponed meeting.

Registered Shareholders can revoke a vote previously made by proxy:

•

by sending a notice of revocation in writing to the attention of our Corporate Secretary at Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5, so that it is received by the close of business Calgary time on April 25, 2017 or, in the case of any adjournment or postponement of the Meeting, on the business day immediately preceding the adjourned or postponed meeting;

•	by giving a notice of revocation in writing to the Chair of the Meeting on the day of, but prior to the commencement of, the Meeting or any adjournment or postponement of the Meeting; or

•	in any other manner permitted by law.

Non-Registered (Beneficial) Shareholders can change or revoke a vote by notifying their Intermediary in accordance with their Intermediary’s instructions.

Cenovus Energy Inc.	4	2017 Management Information Circular

BUSINESS OF THE MEETING

1.	FINANCIAL STATEMENTS

The consolidated financial statements of Cenovus for the year ended December 31, 2016 and the auditor’s report thereon are included in our 2016 Annual Report, which is available on our website at cenovus.com.

2.	APPOINTMENT OF AUDITORS

The board of directors of Cenovus (the “Board” or the “Board of Directors”) unanimously recommends that PricewaterhouseCoopers LLP, Chartered Professional Accountants, Calgary, Alberta, be appointed as auditors of Cenovus to hold office until the close of the next annual meeting of shareholders. PricewaterhouseCoopers LLP was appointed as our auditors on November 30, 2009. The following table provides information about the fees billed to Cenovus for professional services rendered by PricewaterhouseCoopers LLP in the years ended December 31, 2016 and 2015:

($ thousands)	2016	2015
Audit Fees	2,793	2,692
Audit-Related Fees	111	482
Tax Fees	71	99
All Other Fees	10	Nil
Total	2,985	3,273

Audit Fees consist of the aggregate fees billed for the audit of the Corporation’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as Audit Fees. The services provided in this category included audit-related services in relation to Cenovus’s prospectuses, systems development, controls testing and participation fees levied by the Canadian Public Accountability Board.

Tax Fees consist of the aggregate fees billed for audit related fees, tax compliance, tax advice and tax planning.

All Other Fees are related to a readiness assessment to satisfy Extractive Sector Transparency Measures Act reporting requirements.

Unless instructed otherwise, the persons designated in the accompanying proxy form intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of Cenovus.

For information on governance procedures related to our Auditors, including audit partner rotation, see the Audit Committee section of Schedule C – Committee Information to this Circular.

3.	ELECTION OF DIRECTORS

Cenovus’s articles provide that there must be at least three and no greater than 17 directors. There are currently 12 directors, including Valerie Nielsen and our Board Chair, Michael Grandin, both of whom, after serving on our Board since the Corporation’s inception in 2009, will be retiring from the Board this year and will not stand for re-election. The Corporation would like to thank Ms. Nielsen and Mr. Grandin for their many contributions to Cenovus and the Board.

In accordance with our by-laws, the Board of Directors has determined that 11 directors will be elected at the Meeting. Shareholders will be asked at the Meeting to elect as directors each of the 11 nominees listed below.

1.	Susan F. Dabarno

2.	Patrick D. Daniel

3.	Ian W. Delaney

4.	Brian C. Ferguson
5.	Steven F. Leer

6.	Richard J. Marcogliese

7.	Claude Mongeau

8.	Charles M. Rampacek
9.	Colin Taylor

10.	Wayne G. Thomson

11.	Rhonda I. Zygocki

Cenovus Energy Inc.	5	2017 Management Information Circular

All of the proposed nominees, other than Claude Mongeau and Susan Dabarno, were duly elected as directors at the annual meeting of shareholders held on April 27, 2016. Mr. Mongeau was appointed as a director by the Board effective December 1, 2016. Ms. Dabarno is a new nominee who has not yet joined the Board. Each director will be elected to hold office until the close of the next annual meeting of the shareholders of the Corporation or until such office is earlier vacated.

Unless instructed otherwise, the persons designated in the accompanying proxy form intend to vote FOR the election of each nominee named below under Information on the Board and Director Nominees – Director Nominees.

Majority Voting Policy

Our Policy on Directors’ Voting Procedures (the “Majority Voting Policy”), provides that in an uncontested election of directors, if any nominee does not receive a greater number of votes “for” than votes “withheld” from his or her election, the nominee shall be considered not to have received the support of the shareholders, even though duly elected. In the event that such a nominee is an existing member of the Board standing for re-election, the Majority Voting Policy requires such a director to immediately tender his or her resignation to the Board, to take effect upon acceptance by the Board. The Nominating and Corporate Governance Committee (the “NCG Committee”) will expeditiously consider the resignation and make a recommendation to the Board on how to proceed. The Board, in the absence of exceptional circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Board or Board committee deliberations on the resignation offer. The Board will make its decision to accept or reject the resignation within 90 days after the date of the relevant shareholder meeting. Cenovus will promptly issue a news release regarding the Board’s decision. If the Board determines not to accept a resignation, the news release will state the reasons for that decision. The Board may fill the vacancy in accordance with the by-laws of Cenovus and applicable corporate law. Shareholders should note that, as a result of the Majority Voting Policy, a “withhold” vote is effectively the same as a vote against a director nominee in an uncontested election. The Majority Voting Policy is available on our website at cenovus.com.

4.	SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

Background

The Board believes that shareholders should have the opportunity to receive information to assist them in understanding the objectives, philosophy and principles used in the Corporation’s approach to executive compensation. In 2010, the Board adopted a Shareholder Advisory Vote on Executive Compensation Policy (the “Say on Pay Policy”), a copy of which is available on our website at cenovus.com.

The Say on Pay Policy requires an annual, non-binding advisory vote on the Corporation’s approach to executive compensation, commonly referred to as a “say on pay” advisory vote. The purpose of the say on pay advisory vote is to provide Board accountability to the shareholders of Cenovus for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans and on the plans themselves.

Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of Cenovus’s approach to executive compensation as set forth in the Compensation Discussion and Analysis section of this Circular. Shareholders are encouraged to carefully review the information set forth in that section before voting on this matter. The Compensation Discussion and Analysis section discusses our compensation philosophy, the objectives of the different elements of our compensation programs and the way the Board assesses performance and makes decisions regarding compensation matters. It explains how our compensation programs are centered on a pay-for-performance culture and are aligned with the long-term development strategy of our business in the interest of our shareholders.

As this is an advisory vote, the results will not be binding upon the Board; however, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. The Corporation will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

In the event that the advisory resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with its shareholders (particularly those who are known to have voted against the advisory resolution) to understand their concerns and will review the Board’s approach to compensation in

Cenovus Energy Inc.	6	2017 Management Information Circular

the context of those concerns. Results from the Board’s review, if necessary, will be discussed in the management information circular for the annual meeting of shareholders of Cenovus to be held in 2018. Shareholders who vote against the resolution may contact the Board in accordance with the Board Shareholder Communication & Engagement Policy to discuss their specific concerns. See the Corporate Governance – Shareholder Communication and Engagement section of this Circular for a description of this policy.

The Board of Directors unanimously recommends that shareholders vote in favour of the Corporation’s approach to executive compensation. The text of the advisory resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set forth below:

Advisory Resolution

“RESOLVED, ON AN ADVISORY BASIS AND NOT TO DIMINISH THE ROLE AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS of Cenovus Energy Inc. (the “Corporation”), that the shareholders accept the Corporation’s approach to executive compensation as disclosed in the Compensation Discussion and Analysis section in the Corporation’s Management Information Circular dated March 3, 2017 and delivered in advance of the 2017 Annual Meeting of Shareholders.”

Unless instructed otherwise, the persons designated in the accompanying proxy form intend to vote FOR the advisory resolution.

Cenovus Energy Inc.	7	2017 Management Information Circular

INFORMATION ON THE BOARD AND DIRECTOR NOMINEES

DIRECTOR NOMINEES

Susan F. Dabarno New Director Nominee Age: 64 Bracebridge, Ontario, Canada Independent Common Shares(1): 217 DSUs(2): N/A

Ms. Dabarno is a director of Manulife Financial Corporation. Ms. Dabarno has extensive wealth management and financial expertise and served as Executive Chair of Richardson Partners Financial Limited, an independent wealth management services firm, from October 2009 to April 2010, and as President and Chief Executive Officer from June 2003 to October 2009. Prior to joining Richardson Partners Financial Limited she was President and Chief Operating Officer at Merrill Lynch Canada Inc. She served as a director of the Toronto Waterfront Revitalization Corporation (government funded organization) and Bridgepoint Health Foundation (not-for-profit) and People Corporation. Ms. Dabarno is a Fellow of the Chartered Professional Accountant of Ontario and holds a Class II Diploma from McGill University.

	Board and Board Committees(3)		Meeting Attendance
	Board		N/A(3)
	Voting Results of 2016 Annual Meeting(3)	Number	Percentage
	Votes For:	N/A(3)	N/A(3)
	Votes Withheld:	N/A(3)	N/A(3)

Patrick D. Daniel Director Since November 2009 Age: 70 Calgary, Alberta, Canada Independent Common Shares(1): 39,348 DSUs(2): 180,784

Mr. Daniel is a director of Canadian Imperial Bank of Commerce; a director of Capital Power Corporation, a publicly traded North American power producer; and Chair of the North American Review Board of American Air Liquide Holdings, Inc., a subsidiary of a publicly traded industrial gases service company. Mr. Daniel served as a director of Enbridge Inc. (“Enbridge”), a publicly traded energy delivery company, from April 2000 to October 2012. During his tenure with Enbridge, he also served as President & Chief Executive Officer from January 2001 to February 2012 and as Chief Executive Officer from February 2012 to October 2012. Mr. Daniel holds a Bachelor of Science degree from the University of Alberta and a Master of Science degree from the University of British Columbia. In 2010, he received an Honorary Doctorate of Law from the University of Alberta. He is also a member of the Association of Professional Engineers and Geoscientists of Alberta and chairs the Daniel Family Foundation.

	Board and Board Committees		Meeting Attendance
	Board		11 of 11
	Audit Committee		5 of 5
	Human Resources and Compensation Committee		5 of 5
	Nominating and Corporate Governance Committee		5 of 5
	Voting Results of 2016 Annual Meeting	Number	Percentage
	Votes For:	577,252,024	96.34%
	Votes Withheld:	21,929,460	3.66%

Ian W. Delaney Director Since November 2009 Age: 73 Toronto, Ontario, Canada Independent Common Shares(1): 150,000 DSUs(2): 229,126

Mr. Delaney is Chairman of The Westaim Corporation, a publicly traded investment company; and Chairman of Ontario Air Ambulance Services Co. (Ornge), a not-for-profit medical air and ground transportation organization. Mr. Delaney served as a director of Sherritt International Corporation (“Sherritt”), a publicly traded diversified natural resource company that produces nickel, cobalt, thermal coal, oil and gas and electricity, from October 1995 to May 2013. During his tenure with Sherritt, he also served as Chairman from November 1995 to May 2004, Executive Chairman from May 2004 to December 2008, Chairman and Chief Executive Officer from January 2009 to December 2011 and Chairman from January 2012 to May 2013. Mr. Delaney also served as Chairman of UrtheCast Corp. (formerly Longford Energy Inc.), a publicly traded video technology development company, from August 2012 to October 2013 and as a director of Dacha Strategic Metals Inc., a publicly traded investment company focused on the acquisition, storage and trading of strategic metals, from November 2012 to September 2014.

	Board and Board Committees		Meeting Attendance
	Board		10 of 11
	Human Resources and Compensation Committee (Chair)		5 of 5
	Nominating and Corporate Governance Committee		5 of 5
	Safety, Environment and Responsibility Committee		3 of 3
	Voting Results of 2016 Annual Meeting	Number	Percentage
	Votes For:	576,409,420	96.20%
	Votes Withheld:	22,772,246	3.80%

Cenovus Energy Inc.	8	2017 Management Information Circular

Brian C. Ferguson(4) Director Since November 2009 Age: 60 Calgary, Alberta, Canada Non-Independent Common Shares(1): 154,897 DSUs(2): 141,206

Mr. Ferguson has served as President & Chief Executive Officer of Cenovus since its formation on November 30, 2009. Mr. Ferguson is accountable for overall leadership of Cenovus’s strategic and operational performance. Prior to leading Cenovus, Mr. Ferguson was Executive Vice-President & Chief Financial Officer of Encana Corporation. His business experience spans a variety of areas including finance, business development, reserves, strategic planning, evaluations and communications. Mr. Ferguson is a Fellow of the Chartered Professional Accountants of Alberta and a member of the Chartered Professional Accountants of Canada. Mr. Ferguson is a director of The Toronto-Dominion Bank, a board member of the Business Council of Canada and a member of the Government of Canada’s Advisory Council on Economic Growth. Mr. Ferguson has served on several other boards, including the Canadian Association of Petroleum Producers (“CAPP”) Board of Governors. He continues to serve on CAPP’s Oil Sands CEO Council; is Chair of the Calgary Police Foundation and was named Calgary’s first Honourary Deputy Police Chief. Mr. Ferguson holds a Bachelor of Commerce degree, with distinction, from the University of Alberta and has completed the University of Western Ontario’s Executive Management program.

	Board and Board Committees(5)		Meeting Attendance
	Board		11 of 11
	Voting Results of 2016 Annual Meeting	Number	Percentage
	Votes For:	596,358,353	99.53%
	Votes Withheld:	2,825,385	0.47%

Steven F. Leer Director Since April 2015 Age: 64 Boca Grande, Florida, U.S. Independent Common Shares(1): 2,000 DSUs(2): 26,374

Mr. Leer is lead director of Norfolk Southern Corporation, a publicly traded North American rail transportation provider; non-executive Chairman of the Board of USG Corporation (“USG”), a publicly traded manufacturer and distributor of high performance building systems; and a director of Parsons Corporation, a private engineering, construction, technical, and management services firm. Mr. Leer served as lead director of USG from January 2012 to November 2016 and as a director of USG from June 2005 to January 2012. Mr. Leer also served as Chairman of Arch Coal, Inc. (“Arch Coal”), a publicly traded coal producing company, from April 2006 to April 2014 and served as a director of Arch Coal and its predecessor company from 1992 until April 2014. During his tenure with Arch Coal and its predecessor company, he also served as Chief Executive Officer from July 1992 to April 2012 and President from July 1992 to April 2006. He holds a Bachelor of Science degree in Electrical Engineering from the University of the Pacific and a Masters in Business Administration from Washington University’s Olin School of Business. Mr. Leer was awarded an honorary doctorate by University of the Pacific in May 1993.

	Board and Board Committees		Meeting Attendance
	Board		11 of 11
	Audit Committee		5 of 5
	Nominating and Corporate Governance Committee		5 of 5
	Reserves Committee		3 of 3
	Voting Results of 2016 Annual Meeting	Number	Percentage
	Votes For:	596,295,883	99.52%
	Votes Withheld:	2,885,833	0.48%

Richard J. Marcogliese Director Since April 2016 Age: 64 Alamo, California, U.S. Independent Common Shares(1): 10,000 DSUs(2): 15,423

Mr. Marcogliese is the Principal of iRefine, LLC, a privately owned petroleum refining consulting company; Executive Advisor of Pilko & Associates L.P., a private chemical and energy advisory company; and is presently engaged as an Operations Advisor to NTR Partners III LLC, a private investment company. He served as Executive Vice President and Chief Operating Officer of Valero Energy Corporation, a publicly traded international manufacturer and marketer of transportation fuels, petrochemical products and power, from October 2007 to December 2010 and as Executive Vice President, Operations from December 2005 to October 2007; and Operations Advisor to the Chief Executive Officer of Philadelphia Energy Solutions, a partnership between The Carlyle Group and a subsidiary of Energy Transfer Partners, L.P. that operates an oil refining complex on the U.S. Eastern seaboard, from September 2012 to January 2016. His more than 40-year career in the U.S. refining industry also included over 25 years with Exxon Mobil Corporation. Mr. Marcogliese is a chemical engineering graduate of New York University.

	Board and Board Committees		Meeting Attendance
	Board		7 of 7(6)
	Nominating and Corporate Governance Committee		3 of 3(6)
	Reserves Committee		1 of 1(6)
	Safety, Environment and Responsibility Committee		2 of 2(6)
	Voting Results of 2016 Annual Meeting	Number	Percentage
	Votes For:	596,618,025	99.57%
	Votes Withheld:	2,565,713	0.43%

Cenovus Energy Inc.	9	2017 Management Information Circular

Claude Mongeau Director Since December 2016 Age: 55 Montreal, Quebec, Canada Independent Common Shares(1): 85,400 DSUs(2): 13,015

Mr. Mongeau is a director of The Toronto-Dominion Bank. Mr. Mongeau served as a director of Canadian National Railway Company (“CN”), a publicly traded railroad and transportation company, from October 2009 to July 2016 and as President and Chief Executive Officer from January 2010 to June 2016. During his tenure with CN, he served as Executive Vice-President and Chief Financial Officer from October 2000 until December 2009 and held various increasingly senior positions from the time he joined. Prior to joining CN, Mr. Mongeau was the Manager, Business Development for Imasco Inc. from 1993 to 1994, a partner with Groupe Secor Inc., a Montreal-based management consulting firm, from 1989 to 1993 and a consultant at Bain & Company from 1988 to 1989. Mr. Mongeau also served as a director of SNC-Lavalin Group Inc. from August 2003 to May 2015 and Chairman of the Board of the Railway Association of Canada. Mr. Mongeau holds a Master of Business Administration from McGill University and has received honorary doctoral degrees from St. Mary’s and Windsor University.

	Board and Board Committees(7)		Meeting Attendance
	Board		3 of 3(7)
	Voting Results of 2016 Annual Meeting(3)	Number	Percentage
	Votes For:	N/A(3)	N/A(3)
	Votes Withheld:	N/A(3)	N/A(3)

Charles M. Rampacek Director Since November 2009 Age: 73 Dallas, Texas, U.S. Independent Common Shares(1): Nil DSUs(2): 62,205

Mr. Rampacek is a director of Energy Services Holdings, LLC, a private industrial services company that was formed in 2012 from the combination of Ardent Holdings, LLC and another company. Mr. Rampacek served as a director of Flowserve Corporation, a publicly traded manufacturer of industrial equipment, from March 1998 to May 2016. He served as the Chairman of the Board, President and Chief Executive Officer of Probex Corporation (“Probex”), an energy technology company providing proprietary oil recovery services, from 2000 to 2003; as President and Chief Executive Officer of Lyondell-Citgo Refining, L.P., a manufacturer of petroleum products, from 1996 to 2000. He held various executive positions with Tenneco Inc. and its energy related subsidiaries, including President of Tenneco Gas Transportation Company, Executive Vice President of Tenneco Gas Operations and Senior Vice President of Refining from 1982 to 1995; and was Chair of Ardent Holdings, LLC from December 2008 to July 2012. Mr. Rampacek also served as a director of Enterprise Products Holdings, LLC, the sole general partner of Enterprise Products Partners, L.P., a publicly traded midstream energy limited partnership, from November 2006 to September 2011; and Pilko & Associates L.P., a private chemical and energy advisory company from September 2011 to February 2014. He serves on the Engineering Advisory Council for the University of Texas and the College of Engineering Leadership Board for the University of Alabama.

	Board and Board Committees		Meeting Attendance
	Board		11 of 11
	Human Resources and Compensation Committee		2 of 2	(8)
	Nominating and Corporate Governance Committee		5 of 5
	Reserves Committee		2 of 2	(8)
	Safety, Environment and Responsibility Committee (Chair)		3 of 3	(8)
	Voting Results of 2016 Annual Meeting	Number	Percentage
	Votes For:	595,222,921	99.34%
	Votes Withheld:	3,958,745	0.66%

Colin Taylor Director Since November 2009 Age: 70 Toronto, Ontario, Canada Independent Common Shares(1): 2,300 DSUs(2): 62,205

Mr. Taylor served two consecutive four-year terms as Chief Executive & Managing Partner of Deloitte LLP, Chartered Professional Accountants, and then acted as Senior Counsel until his retirement in May 2008. Mr. Taylor is a Fellow of the Chartered Professional Accountants of Ontario and a member of the Chartered Professional Accountants of Canada. Mr. Taylor has also completed the Harvard Business School’s Advanced Management Program.

	Board and Board Committees		Meeting Attendance
	Board		11 of 11
	Audit Committee (Chair)		5 of 5
	Human Resources and Compensation Committee		3 of 3	(9)
	Nominating and Corporate Governance Committee		5 of 5
	Reserves Committee		1 of 1	(9)
	Voting Results of 2016 Annual Meeting	Number	Percentage
	Votes For:	577,325,219	96.35%
	Votes Withheld:	21,858,519	3.65%

Cenovus Energy Inc.	10	2017 Management Information Circular

Wayne G. Thomson Director Since November 2009 Age: 65 Calgary, Alberta, Canada Independent Common Shares(1): 2,130 DSUs(2): 102,078

Mr. Thomson is a director of TVI Pacific Inc., a publicly traded international mining company; Chairman of Maha Energy Inc., a public Swedish oil and gas company; Chairman of Inventys Thermal Technologies Inc. (“Inventys”), a private carbon capture technology company; and Chairman and President of Enviro Valve Inc., a private company manufacturing proprietary pressure relief valves. Mr. Thomson served as interim Executive Chairman of Inventys from May 2016 to February 2017; as Chief Executive Officer of Iskander Energy Corp., a private international oil and gas company, from November 2011 to August 2014 and as a director from November 2011 to March 2016. Mr. Thomson served as Chief Executive Officer of EcoMax Energy Services Ltd., a publicly traded energy technology company and as President of Airborne Pollution Control. Earlier in his career, Mr. Thomson was Manager of Reservoir Engineering in the Danish North Sea for Maersk Oil and Gas; served as Vice President of Production at AEC Oil & Gas (now Encana Corporation), as General Manager of Petrocorp Exploration in New Zealand, a division of Fletcher Challenge; and as Chief Executive Officer of Gardiner Oil and Gas Limited. Mr. Thomson is a member of the Association of Professional Engineers and Geoscientists of Alberta.

	Board and Board Committees		Meeting Attendance
	Board		11 of 11
	Audit Committee		3 of 3	(10)
	Nominating and Corporate Governance Committee		5 of 5
	Reserves Committee (Chair)		3 of 3
	Safety, Environment and Responsibility Committee		1 of 1	(10)
	Voting Results of 2016 Annual Meeting	Number	Percentage
	Votes For:	594,273,928	99.18%
	Votes Withheld:	4,907,512	0.82%

Rhonda I. Zygocki Director Since April 2016 Age: 59 Friday Harbor, Washington, U.S. Independent Common Shares(1): Nil DSUs(2): 13,051

Ms. Zygocki served as Executive Vice President, Policy and Planning of Chevron Corporation (“Chevron”), an integrated energy company, from March 2011 until her retirement in February 2015 and prior thereto, during her 34 years with Chevron, she held a number of senior management and executive leadership positions in international operations, public affairs, strategic planning, policy, government affairs and health, environment and safety. She is a senior advisor with the Center for Strategic and International Studies, a former advisory board member of the Woodrow Wilson International Center of Scholars Canada Institute and a past Management Committee Chair of the International Association of Oil and Gas Producers. Ms. Zygocki graduated from Memorial University of Newfoundland with a bachelor’s degree in civil engineering. In 2014, she was named by the National Diversity Council as one of the Top 50 Most Powerful Women in Oil and Gas. In 2015, she received the Award for Leadership Development from the Washington, D.C. chapter of the Society of International Development.

	Board and Board Committees		Meeting Attendance
	Board		7 of 7(6)
	Human Resources and Compensation Committee		2 of 2(6)
	Nominating and Corporate Governance Committee		3 of 3(6)
	Safety, Environment and Responsibility Committee		2 of 2(6)
	Voting Results of 2016 Annual Meeting	Number	Percentage
	Votes For:	596,490,383	99.55%
	Votes Withheld:	2,693,355	0.45%

Notes:

(1)	Common Shares refers to the number of Common Shares, excluding fractional Common Shares, beneficially owned, or controlled or directed, directly or indirectly, by the nominee as at March 3, 2017.
(2)

Deferred share units (“DSUs”) are not voting securities. See the Director Compensation section of this Circular for a description of DSUs. The number of DSUs is reported for each nominee as at March 3, 2017, including dividend equivalents earned, but excluding fractional units. DSUs held by Mr. Ferguson were attained as an officer of Cenovus and not in his role as director. Mr. Mongeau was granted 6,500 DSU’s upon his appointment to the Board on December 1, 2016. Ms. Dabarno is not currently eligible to hold DSUs as she is not a member of the Board or an employee of Cenovus.

(3)	These sections are not applicable because Ms. Dabarno and Mr. Mongeau were not nominees elected at the 2016 Annual Meeting.
(4)	See the Compensation Discussion and Analysis section of this Circular for detailed information relating to Mr. Ferguson’s compensation as an officer of Cenovus.
(5)	As a member of Management, Mr. Ferguson does not serve on any standing committees of the Board.
(6)	Ms. Zygocki and Mr. Marcogliese were first elected as a director on April 27, 2016.
(7)	Mr. Mongeau was appointed a director on December 1, 2016 and is not currently a member of any standing committees of the Board.
(8)

Mr. Rampacek was a member of the Reserves Committee until April 27, 2016, and was appointed Chair of the Safety, Environment and Responsibility Committee (the “SER Committee”) and a member of the Human Resources and Compensation Committee (the “HRC Committee”) as of the same date.

(9)	Mr. Taylor was a member of the HRC Committee until April 27, 2016, and was appointed a member of the Reserves Committee as of the same date.
(10)	Mr. Thomson was a member of the SER Committee until April 27, 2016, and was appointed a member of the Audit Committee as of the same date.

Cenovus Energy Inc.	11	2017 Management Information Circular

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To our knowledge, none of our proposed directors are, as at the date of this Circular, or have been, within 10 years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) and that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of the company being the subject of such an Order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To our knowledge, other than as described below, none of our proposed directors:

(a)

is, as at the date of this Circular, or has been within 10 years prior to the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To our knowledge, none of our proposed directors has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalty or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. Delaney was a director of OPTI Canada Inc. (“OPTI”) when it commenced proceedings for creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) on July 13, 2011. Ernst & Young Inc. was appointed as monitor of OPTI. On November 28, 2011, OPTI announced that it had closed a transaction whereby a subsidiary of CNOOC Limited acquired all of the outstanding securities of OPTI pursuant to a plan of arrangement under the CCAA and the Canada Business Corporations Act.

Mr. Mongeau was, prior to August 10, 2009, a director of Nortel Networks Corporation and Nortel Networks Limited, each of which initiated creditor protection proceedings under the Companies’ Creditors Arrangement Act (Canada) on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East.

Cenovus Energy Inc.	12	2017 Management Information Circular

KEY SKILLS AND EXPERIENCE, RESIDENCY, TENURE AND AGE RANGE

The following table summarizes the key skills and experience of each director nominee together with their residency, tenure and age range.

	Residency		Years on Board		Age Range			Skills and Experience

	Canada	United States	0 to 5	6 to 10	59 and under	60 to 69	70+	Senior Level Oil & Gas Industry Experience	Chief Executive Officer Experience	Strategic Planning & Execution	Operations & Resource Development	Refining	Marketing & Transportation	Financial, Accounting & Capital Markets	Risk Management	Human Resources, Compensation & Organizational Management	Government & Stakeholder Relations	Governance	Safety, Environment & Health
Dabarno	•		•			•				•				•	•	•	•	•
Daniel	•			•			•	•	•	•	•		•	•	•	•	•	•	•
Delaney	•			•			•	•	•	•	•	•	•	•		•	•	•
Ferguson	•			•		•		•	•	•	•	•	•	•	•	•	•	•	•
Leer		•	•			•			•	•			•	•	•	•	•	•	•
Marcogliese		•	•			•		•		•		•		•	•	•	•		•
Mongeau	•		•		•				•	•			•	•	•	•	•	•	•
Rampacek		•		•			•	•	•	•		•	•	•	•	•	•	•	•
Taylor	•			•			•		•	•				•	•	•		•
Thomson	•			•		•		•		•	•			•	•	•	•	•	•
Zygocki		•	•		•			•		•	•			•	•	•	•	•	•

Cenovus Energy Inc.	13	2017 Management Information Circular

CORPORATE GOVERNANCE

The Board recognizes that corporate governance is fundamental to generating long-term shareholder value. The Board is committed to attaining the highest standards of corporate governance and has designed systems to ensure the interests of Cenovus shareholders are protected. The Board monitors Canadian and U.S. developments affecting corporate governance, accountability and transparency of public company disclosure while continually assessing and updating its systems in response to changing practices, expectations and legal requirements.

Our corporate governance practices reflect rules and guidelines adopted by the Canadian Securities Administrators (“CSA”) and the U.S. Securities and Exchange Commission (“SEC”), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002. The corporate governance rules of the New York Stock Exchange (“NYSE”) are generally not applicable to non-U.S. companies; however, we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on our website at cenovus.com, we are in compliance with the NYSE corporate governance standards in all significant respects.

Our approach to corporate governance meets or exceeds the practices enunciated under CSA National Policy 58-201 Corporate Governance Guidelines. This approach has been approved by the Board, on the recommendation of the NCG Committee, and is based on National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”). Also included are statements with respect to applicable SEC rules, reflecting certain provisions of the Sarbanes-Oxley Act of 2002, NYSE rules and Canadian rules relating to audit committees pursuant to National Instrument 52-110 Audit Committees (“NI 52-110”).

BOARD OF DIRECTORS

Our Board is responsible for determining, at least annually, whether or not each director is independent within the meaning set forth in NI 58-101. Generally, the Board considers a director to be independent if that director has no direct or indirect material relationship with the Corporation which could reasonably be expected to interfere with the exercise of the director’s independent judgment. In its review, the Board considers and analyzes the existence, materiality and effect of all relationships of our directors with the Corporation, including business, family and other relationships.

Mr. Grandin, our current Board Chair, is independent, and our Board is currently composed of 12 directors, 11 of whom are independent. Susan Dabarno, our new director nominee, is also independent. Mr. Ferguson, as our President & Chief Executive Officer, is not independent and is the only member of our Board who is also a member of our Management. Each of the committees of the Board, being the Audit Committee, the HRC Committee, the NCG Committee, the Reserves Committee and the SER Committee, is composed of independent directors. The Board intends to nominate Mr. Daniel, an independent director, as Board Chair after the retirement of Mr. Grandin.

At all eleven of the Board meetings held in 2016, our independent directors held an in-camera session, without our non-independent director and management members in attendance, to facilitate open and candid discussion among independent directors.

Cenovus Energy Inc.	14	2017 Management Information Circular

Other Public Company Board Memberships

Our Board has not adopted a formal policy limiting the number of outside directorships of our directors. However, our Audit Committee Mandate specifies that directors may not simultaneously serve on the audit committees of more than two other public companies unless the Board first determines such service will not impair the ability of the director to effectively serve on our Audit Committee.

The table below sets out the other reporting issuers for which Cenovus directors and director nominees serve as directors as at March 3, 2017 and the stock exchange on which such issuers are listed.

Director / Nominee	Reporting Issuer	Stock Exchange(s)
Susan F. Dabarno (1)	Manulife Financial Corporation	Toronto Stock Exchange (“TSX”), NYSE, Philippine Stock Exchange
Patrick D. Daniel	Canadian Imperial Bank of Commerce	TSX, NYSE
	Capital Power Corporation	TSX
Ian W. Delaney	The Westaim Corporation	TSX Venture Exchange
Brian C. Ferguson	The Toronto-Dominion Bank	TSX, NYSE
Michael A. Grandin	HSBC Bank Canada	TSX
Steven F. Leer	Norfolk Southern Corporation	NYSE
	USG Corporation	NYSE
Richard J. Marcogliese	None	-
Claude Mongeau (1)	The Toronto-Dominion Bank	TSX, NYSE
Valerie A.A. Nielsen	None	-
Charles M. Rampacek	None	-
Colin Taylor	None	-
Wayne G. Thomson	TVI Pacific Inc.	TSX
	Maha Energy Inc.	NASDAQ OMX First North Exchange
Rhonda I. Zygocki	None	-

Notes:

(1)	Ms. Dabarno is a new director nominee. Mr. Mongeau was appointed as a director on December 1, 2016.

Interlocking Board Memberships

The Board Mandate does not prohibit interlocking Board positions. Instead, the Board examines each situation on its own merits with a view to examine material relationships which may affect independence. The following table shows the only interlocking board membership between our directors.

Company	Director	Committee Membership
The Toronto-Dominion Bank	Brian C. Ferguson	Director Audit Committee
	Claude Mongeau	Director Audit Committee

As at March 3, 2017, Mr. Ferguson and Mr. Mongeau are both members of the board of directors and audit committee of The Toronto-Dominion Bank. The Board has determined that these interlocking memberships do not impair the ability of Mr. Mongeau to exercise independent judgment as a member of the Board. As discussed above, Mr. Ferguson is not considered an independent Director for Cenovus as he also serves as the Corporation’s President & Chief Executive Officer.

Cenovus Energy Inc.	15	2017 Management Information Circular

Director Meeting Attendance

The attendance record of each individual who served as a member of the Board in 2016 for all Board meetings and meetings of standing committees of the Board held in 2016 is set out below.

Director	Board	Audit Committee	Human Resources and Compensation Committee	Nominating and Corporate Governance Committee	Reserves Committee	Safety, Environment and Responsibility Committee	Total
Ralph Cunningham (1)	4/4	N/A	3/3	2/2	N/A	1/1	10/10 100%
Patrick D. Daniel	11/11	5/5	5/5	5/5	N/A	N/A	26/26 100%
Ian W. Delaney	10/11	N/A	5/5	5/5	N/A	3/3	23/24 96%
Brian C. Ferguson (2)	11/11	N/A	N/A	N/A	N/A	N/A	11/11 100%
Michael A. Grandin (3)	11/11	5/5	5/5	5/5	3/3	3/3	32/32 100%
Steven F. Leer	11/11	5/5	N/A	5/5	3/3	N/A	24/24 100%
Richard J. Marcogliese (4)	7/7	N/A	N/A	3/3	1/1	2/2	13/13 100%
Claude Mongeau (5)	3/3	N/A	N/A	N/A	N/A	N/A	3/3 100%
Valerie A.A. Nielsen (6)	11/11	2/2	2/2	5/5	2/2	2/2	24/24 100%
Charles M. Rampacek (7)	11/11	N/A	2/2	5/5	2/2	3/3	23/23 100%
Colin Taylor (8)	11/11	5/5	3/3	5/5	1/1	N/A	25/25 100%
Wayne G. Thomson (9)	11/11	3/3	N/A	5/5	3/3	1/1	23/23 100%
Rhonda I. Zygocki (4)	7/7	N/A	2/2	3/3	N/A	2/2	14/14 100%
Total Meeting Attendance (%)	99%	100%	100%	100%	100%	100%	-
Board and Committee Overall Meeting Attendance:							251/252 99%

Notes:

(1)	Mr. Cunningham retired from the Board of Directors on April 27, 2016.
(2)	As a member of Management, Mr. Ferguson does not serve on any standing committees of the Board.
(3)

As Board Chair, Mr. Grandin is an ex officio non-voting member of the Audit Committee, the HRC Committee, the Reserves Committee and the SER Committee, by standing invitation, and may vote when necessary to achieve quorum.

(4)

Ms. Zygocki and Mr. Marcogliese were first elected as directors on April 27, 2016. Ms. Zygocki was appointed to the HRC Committee, the NCG Committee and the SER Committee as of such date. Mr. Marcogliese was appointed to the NCG Committee, the Reserves Committee and the SER Committee as of such date.

(5)	Mr. Mongeau was appointed as a director on December 1, 2016 and is not currently a member of any standing committees of the Board.
(6)

Ms. Nielsen was a member of the Audit Committee and the Reserves Committee until April 27, 2016, and was appointed as a member of the HRC Committee and SER Committee as of the same date. She continued to be member of the NCG Committee.

(7)

Mr. Rampacek was a member of the Reserves Committee until April 27, 2016, and was appointed Chair of the SER Committee and as a member of the HRC Committee as of the same date. He continued to be a member of the NCG Committee.

(8)

Mr. Taylor was a member of the HRC Committee until April 27, 2016, and was appointed as a member of the Reserves Committee as of the same date. He continued to be Chair of the Audit Committee and a member of the NCG Committee.

(9)

Mr. Thomson was a member of the SER Committee until April 27, 2016, and was appointed as a member of the Audit Committee as of the same date. He continued to be a member of the NCG Committee and Chair of the Reserves Committee.

BOARD OF DIRECTORS’ MANDATE

The fundamental responsibility of our Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board of Directors’ Mandate (the “Board Mandate”) sets out the key responsibilities of our Board in its stewardship and includes the primary responsibilities described below. The Board Mandate is set out as Schedule B to this Circular and is available on our website at cenovus.com.

Chief Executive Officer Performance Our Board is responsible for appointing the Chief Executive Officer and monitoring the Chief Executive Officer’s performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value.

Cenovus Energy Inc.	16	2017 Management Information Circular

Strategic Plan Our Board is responsible for the annual review and approval of our strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. Our Board discusses and reviews all materials relating to the strategic plan with management and receives updates from management on the strategic plan throughout the year. Management is required to seek our Board’s approval for any transaction that would have a significant impact on our strategic plan.

Our Board also conducts a separate annual “Blue Sky” strategy session with Management. At such session, the Board discusses with management high level matters with a longer term perspective which may affect our business. The session assists Management in its preparations for the development of the annual strategic plan.

Compensation Our Board approves the CEO and senior officer compensation. For a description of the process by which compensation for the Corporation’s officers is determined, see the Compensation Discussion and Analysis section of this Circular.

Risk Management Cenovus is exposed to a number of risks through the pursuit of our strategic objectives. Some of these risks impact the oil and gas industry as a whole and others are unique to our operations. Our Board is responsible for ensuring an adequate system of internal control exists to identify our principal risks, including operational risks, and to monitor the process to manage such risks. In accordance with this responsibility, our Board approved our enterprise risk management program, which established a systematic process for identifying, measuring, prioritizing and managing risk across Cenovus. All risks are assessed for their potential impact on the achievement of Cenovus’s strategic objectives as well as their likelihood of occurring. Risks are analyzed through the use of a risk matrix and other standardized assessment tools. The Board oversees the implementation of the enterprise risk management program by Management and provides oversight for risk management activities.

Communications Our Board is responsible for approving a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

We provide detailed information on our business, operating and financial results in accordance with our continuous disclosure requirements under applicable securities laws. Our news releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA known as SEDAR at sedar.com and the database maintained by the SEC known as EDGAR at sec.gov. These documents and other information are also available on our website at cenovus.com.

Our Board receives regular reports on any key communications issues. Procedures to facilitate feedback from shareholders include the following:

(a)	meetings and communications with shareholders pursuant the Board Shareholder Communication & Engagement Policy;

(b)	shareholders may send comments via email to investor.relations@cenovus.com;

(c)

a confidential and, where desired, anonymous Integrity Helpline to report concerns by email to integrity.helpline@cenovus.com, by telephone to 1-877-760-6766, or by written correspondence to our corporate offices at 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5; and

(d)	our transfer agent and registrar, Computershare, has a website www.computershare.com/Cenovus and a toll-free number (1-866-332-8898) to assist shareholders.

Expectations of Directors The Board Mandate also sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review. Our Board has a Code of Business Conduct & Ethics for directors, officers, employees, contractors and consultants, and monitors compliance with the code, and approves any waivers of the code for officers and directors. For more information on our Code of Business Conduct & Ethics, see Ethical Business Conduct – Code of Business Conduct & Ethics in this Corporate Governance section of this Circular. The Board does not have a retirement policy for its directors.

Corporate Governance Our Board is responsible for establishing an appropriate system of corporate governance, including policies and practices to ensure our Board functions independent from

Cenovus Energy Inc.	17	2017 Management Information Circular

Management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. Our Board has established clearly defined limits with respect to Management’s authority. The NCG Committee is responsible for reviewing, reporting and providing recommendations for improvement to our Board with respect to all aspects of corporate governance.

POSITION GUIDELINES

The Board has approved general guidelines for the President & Chief Executive Officer, the Board Chair and the Chairs of each Board committee, which are each available on our website at cenovus.com.

President & Chief Executive Officer The President & Chief Executive Officer’s fundamental responsibility is the general direction and management of the business and affairs of Cenovus, in accordance with the corporate strategy and objectives approved by the Board and within the authority limitation delegated by the Board. Our Board is responsible for monitoring the President & Chief Executive Officer’s performance against mutually agreed upon corporate objectives directed at maximizing shareholder value. For additional information, see the Compensation Discussion and Analysis section of this Circular.

Board Chair The fundamental responsibility of the Board Chair is to effectively manage the affairs of the Board, ensuring it is properly organized, functions effectively and meets its obligations and responsibilities, including those relating to corporate governance matters.

Committee Chairs The fundamental responsibility of the Chair of any Board committee is to effectively manage the duties of the committee, ensuring that it is properly organized, functions effectively and meets its obligations and responsibilities.

ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS

The NCG Committee is responsible for implementing procedures for the orientation and education of new Board members concerning their role and responsibilities and for the continued development of existing members of our Board.

Orientation We have a formal program for new directors regarding, among other things, the role of the Board, its committees and directors and the nature and operation of our business. It includes a series of interviews and orientation sessions with senior Management and field tours of major producing properties and areas of operations hosted by the respective executive and senior operating staff. As part of the formal orientation, new directors receive an information package containing our strategic planning materials, directors’ information handbook, recently issued disclosure materials and independent third-party peer comparison information. In addition to the formal program, new members to our Board are encouraged to conduct their own due diligence through independent meetings with our Board Chair, our President & Chief Executive Officer or any other director they may choose. Directors are also provided with opportunities throughout the year to meet with Management for informal question and answer discussions.

Continuing Education We provide continuing education opportunities for all directors so that individual directors can enhance their skills as directors and strengthen their understanding of our business environment. Opportunities during 2016 included the following:

•

In April, directors attended a Climate Change Workshop presented by Cenovus staff. In attendance were Ms. Nielsen and Messrs. Daniel, Delaney, Grandin, Leer, Rampacek, Taylor, Thomson and Ferguson. Mr. Marcogliese and Ms. Zygocki also attended as guests.

•

In July, directors attended a Safety, Environment and Responsibility Tour of our facilities in Bruderheim and a Hedging Workshop. In attendance were Mss. Nielsen and Zygocki, and Messrs. Daniel, Delaney, Grandin, Leer, Marcogliese, Rampacek, Taylor, Thomson and Ferguson.

•	In October, an optional SER Committee Education Session was presented by Cenovus staff. In attendance were Mss. Nielsen and Zygocki and Messrs. Marcogliese and Rampacek.

•

In October, directors attended a Safety, Environment and Responsibility Workshop presented by Cenovus staff, entitled “Political Risk”. In attendance were Messrs. Cunningham, Daniel, Delaney, Grandin, Leer, Rampacek, Taylor, Thomson and Ferguson.

In addition to ongoing internal continuing education programs, directors have the opportunity to attend external educational programs to assist in their development as a director. All such external programs are approved by the Board Chair.

Cenovus Energy Inc.	18	2017 Management Information Circular

ETHICAL BUSINESS CONDUCT

We have a set of guiding principles and values outlining the basis on which we operate as a high performance, principled corporation. These principles and values, in conjunction with our Corporate Responsibility Policy, establish our commitment to conducting business ethically and legally. The President & Chief Executive Officer, in accordance with his position guidelines, fosters a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

Code of Business Conduct & Ethics The Code of Business Conduct & Ethics applies to all directors, officers, employees, contractors and consultants. The Code of Business Conduct & Ethics makes specific reference to the protection and proper use of our assets, fair dealings with our stakeholders, detection and prevention of fraud and compliance with laws and regulations. All of our directors, officers, employees, contractors and consultants are asked to review the Code of Business Conduct & Ethics and confirm on an annual basis that they understand their individual responsibilities and agree to its requirements. Any waiver of the Code of Business Conduct & Ethics for officers or directors may only be made by our Board and will be promptly disclosed to shareholders as required by law. The Code of Business Conduct & Ethics is available on our website at cenovus.com.

Investigations Practice We have an Investigations Practice to provide an effective, consistent and appropriate procedure by which all incidents that potentially violate our policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to us, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, the Investigations Committee conducts, reviews and oversees investigations. The Investigations Committee also refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. The applicable Board committees, including specifically the Audit Committee, receive quarterly summaries on the nature and status of ongoing investigations and the resolutions of any investigations since the previous report. These Board committees will report any significant or material investigations to our Board.

Integrity Helpline We have an Integrity Helpline which provides an additional avenue for stakeholders to communicate concerns about how we conduct our business. Concerns can be reported to the Integrity Helpline orally or in writing and may be made confidentially or anonymously. Concerns reported through the Integrity Helpline relating to violations of policies or practices are handled in accordance with the Investigations Practice. A report of investigations and Integrity Helpline complaints, which preserves confidentiality and anonymity, is prepared on a quarterly basis and provided to the applicable Board committees at regularly scheduled Board committee meetings.

Conflicts of Interest In addition to the statutory obligations of directors to address conflict of interest matters, we have established a protocol to assist our executive team in managing in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive team member to confirm an individual director’s potential conflict with the President & Chief Executive Officer, provide advice to the Board Chair for advance notice to the affected director, ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse himself or herself from the meeting.

Disclosure, Confidentiality and Employee Trading We have a policy on disclosure, confidentiality and employee trading that governs the conduct of all staff, contractors, consultants and directors and restricted trading and insider guidelines for directors and senior officers.

DIRECTOR NOMINEE IDENTIFICATION PROCESS

The NCG Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to corporate governance and nomination issues by reviewing such issues and making recommendations to the Board as appropriate.

One of the NCG Committee’s most important responsibilities is to identify, evaluate and recommend candidates for the Board. The NCG Committee receives and evaluates suggestions for candidates from individual directors and the President & Chief Executive Officer. The NCG Committee also has the authority to retain search firms for the purpose of identifying appropriate director candidates for consideration and may, upon approval by a majority of its members, engage any outside resources deemed advisable.

Cenovus Energy Inc.	19	2017 Management Information Circular

The Board believes that its membership should be composed of highly qualified directors who demonstrate integrity and suitability for overseeing Management. Accordingly, all Board appointments are made on merit, in the context of the skills, expertise, experience and independence which the Board as a whole requires to be effective. Cenovus recognizes and embraces the benefits of having a diverse Board which includes and makes good use of differences in the skills, expertise, industry experience, gender, ethnicity, age and other distinctions between directors. Accordingly, consistent with the Board Diversity Policy, the NCG Committee considers these differences in determining the optimum composition of the Board and aims to balance them appropriately.

To support these goals, as part of the annual performance evaluation of the effectiveness of the Board, Board committees and individual directors and when identifying suitable candidates for appointment to the Board, the NCG Committee reviews the skills matrix (see the Board Assessment Process – Skills Matrix section below), which illustrates the skills, expertise and industry experience identified as being most important to Cenovus that are possessed by directors currently standing for election, as well as diversity criteria and other distinctions between such directors.

COMMITTEES

Committee Memberships

The following table identifies the standing committees of the Board and the members of each committee as at March 3, 2017:

Standing Committees (Number of Members)
Director	Audit Committee (5)	Human Resources Committee (5)	Nominating and Corporate Governance Committee (11)	Reserves Committee (5)	Safety, Environment and Responsibility Committee (5)
Patrick D. Daniel	X	X	X
Ian W. Delaney(1)		Chair	X		X
Brian C. Ferguson(2)
Michael A. Grandin(3)	X	X	Chair	X	X
Steven F. Leer	X		X	X
Richard J. Marcogliese(4)			X	X	X
Claude Mongeau(5)
Valerie A.A. Nielsen		X	X		X
Charles M. Rampacek		X	X		Chair
Colin Taylor	Chair		X	X
Wayne G. Thomson	X		X	Chair
Rhonda I. Zygocki(6)		X	X		X

Notes:

(1)	Mr. Delaney is Vice-Chair of the NCG Committee.
(2)	Mr. Ferguson is not a member of any standing committee of the Board; however, he attends committee meetings. His committee meeting attendance is not recorded, as he is not a member of the committees.
(3)

As Board Chair, Mr. Grandin is an ex officio non-voting member of the Audit Committee, the HRC Committee, the Reserves Committee and the SER Committee, by standing invitation, and may vote when necessary to achieve quorum.

(4)	Mr. Marcogliese was elected as a director on April 27, 2016 and was appointed to the NCG Committee, the Reserves Committee and the SER Committee as of such date.
(5)	Mr. Mongeau was appointed a director on December 1, 2016 and is not currently a member of any standing committees of the Board.
(6)	Ms. Zygocki was elected as a director on April 27, 2016 and was appointed to the HRC Committee, the NCG Committee and the SER Committee as of such date.

Committee Mandates

For a description of the mandates of the Board committees, see Schedule C – Committee Information to this Circular.

Cenovus Energy Inc.	20	2017 Management Information Circular

BOARD ASSESSMENT PROCESS

We have established practices for the regular evaluation of the effectiveness of our Board, the Board committees and each director.

The NCG Committee is responsible for assessing the effectiveness and contribution of our Board, Board committees and individual directors. As part of its process, the Chair of the NCG Committee meets periodically with each director to discuss the effectiveness of our Board, Board committees and each director. To assist the Chair of the NCG Committee in the review, each director is required to complete an anonymous effectiveness questionnaire annually as well as periodic self and peer evaluation forms. The assessments include a review of an individual director’s knowledge, skills, experience and meaningful contributions, as well as considering the strengths that each director’s gender, ethnicity, age and other distinctions bring to the Board.

The Vice-Chair of the NCG Committee also meets periodically with the Chair of the NCG Committee to discuss his effectiveness as the Chair of the Board, Chair of the NCG Committee and as a member of our Board. The NCG Committee assesses the adequacy of information given to directors, communication between our Board and Management and the processes of our Board and Board committees.

The NCG Committee recommends to our Board any changes that would enhance the performance of our Board based on all of the NCG Committee’s assessments.

Skills Matrix

The succession planning process involves the use of a skills matrix, which helps the NCG Committee and the Board identify any gaps in the skills, expertise and industry experience identified as being most important to Cenovus following a review of recommended best practices, the Board Mandate, the Board Diversity Policy, Cenovus’s long-term plan and peer group disclosure. As reflected in the skills matrix chart found in the section of this Circular entitled Information on Directors and Director Nominees – Key Skills and Experience, Residency, Tenure and Age Range, which lists the skills and experience of our nominees together with their residency, tenure and age range, the NCG Committee has identified the following key skills and experience when assessing the qualifications of the Board:

•	Senior Level Oil & Gas Industry Experience

•	Chief Executive Officer Experience

•	Strategic Planning & Execution

•	Operations & Resource Development

•	Refining

•	Marketing & Transportation

•	Financial, Accounting & Capital Markets

•	Risk Management

•	Human Resources, Compensation & Organizational Management

•	Government & Stakeholder Relations

•	Governance

•	Safety, Environment & Health

Shareholder Communication and Engagement

Our Board has a Board Shareholder Communication & Engagement Policy (the “Engagement Policy”). The purpose of the Engagement Policy is to further the Board’s commitment to facilitate communication and engagement with our shareholders. The Engagement Policy describes the Board’s undertakings in regards to communicating with shareholders and its approach to shareholder engagement and provides information on how interested shareholders can contact our Board. The Engagement Policy and the contact information of our Investor Relations group are available on our website at cenovus.com.

Cenovus Energy Inc.	21	2017 Management Information Circular

BOARD RENEWAL

Annually, the NCG Committee conducts a performance evaluation of the effectiveness and contribution of the Board, Board committees and individual directors. As part of its evaluation, the NCG Committee evaluates the need for changes to Board and committee composition based on an analysis of the skills, expertise and industry experience necessary for the Corporation. In 2014, the NCG Committee embarked upon an active program to consider potential director candidates to further progress Board renewal at Cenovus. The NCG Committee and the Board recognize the benefit that new perspectives, ideas and business strategies can offer and support periodic Board renewal. The NCG Committee and the Board also recognize that a director’s experience and knowledge of Cenovus’s business is a valuable resource. Accordingly, the Board believes that Cenovus and its shareholders are better served with the regular assessment of the effectiveness and contribution of the Board, Board committees and individual directors together with periodic Board renewal, rather than on arbitrary age and tenure limits. Accordingly, the Board has not adopted a formal term limit for directors.

BOARD DIVERSITY POLICY

In February 2015, the Board approved Cenovus’s written Board Diversity Policy. The Board Diversity Policy recognizes the contribution that diversity makes to prudent decision-making and strategic thinking and includes a commitment to identify and nominate candidates for director who are highly

The Board Diversity Policy includes an aspirational target to have at least one-third female independent directors by 2020.

qualified based on their skills, expertise and experience and to consider diversity criteria, including gender, ethnicity, age and other distinctions between directors, when determining the optimum composition and evaluating the effectiveness of the Board. The Board Diversity Policy includes an aspirational target to have at least one-third female independent members of the Board by 2020 and commits the Board to periodically, but at least once every five years, consider the need for a renewal program intended to achieve what the Board believes to be a then desirable distribution of skills, age, gender and other distinctions and, if deemed necessary, embark upon a program to effect concomitant changes in Board composition. Based upon its experience in candidate searches, the NCG Committee believes that such changes can be made over reasonable and appropriate periods of time.

While diversity is an important and valuable consideration in assessing potential candidates for appointment to the Board, all appointments are made on merit in the context of the skills, expertise and experience the Corporation requires. Additionally, the Board recognizes the importance of having the flexibility to appoint qualified candidates when they are available and as a result cannot commit to selecting a candidate where diversity is a decisive factor above all other considerations.

The Board has been engaged in an active Board renewal process, led by the NCG Committee and commenced in 2014, and has engaged the services of an external search firm for identification of potential candidates. There has been a specific focus in the search process on identifying well qualified female candidates and acquiring the skills, expertise and experience the Corporation requires as its business and business environment evolves and in light of Director retirements. This approach has resulted in the identification of Mss. Zygocki and Dabarno, as well as Messrs. Leer, Marcogliese and Mongeau. The NCG Committee and the Board are satisfied that all of the new Director candidates selected as part of this Board renewal process have been the right candidates for the Board based on the skills, expertise and experience the Corporation requires.

The Board Diversity Policy is available on our website at cenovus.com.

Cenovus Energy Inc.	22	2017 Management Information Circular

DIRECTOR COMPENSATION

Director Compensation Philosophy

Cenovus’s non-employee director compensation package takes into account the following elements:

•	the importance of attracting experienced and skilled individuals with the skills, expertise and industry experience necessary for the Corporation;

•	the alignment of non-employee directors’ interests with those of our shareholders;

•	having a market competitive and aligned director compensation package;

•	the time commitment and responsibilities assumed when serving on our Board and Board committees; and

•	the fiduciary nature of the role requiring independence of thought and action.

Director Compensation Governance

The HRC Committee reviews and makes recommendations to the Board regarding the non-employee director compensation program and minimum shareholding requirements. When reviewing Board compensation levels, the HRC Committee engages an independent compensation consultant to benchmark compensation relative to the Executive Compensation Peer Group used for executive compensation (refer to the Executive Compensation Peer Group section of this Circular for the definition of and more information on the Executive Compensation Peer Group), and to provide information on Board compensation governance and best practice trends. Advice, information and recommendations received from independent compensation consultants as well as recommendations and materials provided by Management, are factors considered by the HRC Committee in formulating recommendations to the Board. However, the recommendations of the HRC Committee and decisions of the Board reflect various factors, including discretion of the HRC Committee and the Board.

2016 Director Compensation

In December 2016, the HRC Committee conducted an extensive review of Cenovus’s non-employee director compensation program, including benchmarking relative to the Executive Compensation Peer Group. In conducting such review, the HRC Committee engaged Hugessen Consulting as the independent compensation consultant. Following the HRC Committee’s review of the program, the HRC Committee recommended maintaining the existing non-employee director compensation program, and such recommendation was accepted by the Board.

Compensation Structure

The total compensation package for non-employee directors consists of an annual equity-based award in the form of DSUs (which may only be redeemed upon the departure of the director from Cenovus), annual retainers and meeting and travel fees (where applicable).

The following table sets out the compensation structure for our non-employee directors in 2016:

Board Chair
Annual retainer	$250,000
Annual Equity Based Award	7,500 DSUs

Non-employee Directors (excluding Board Chair)
Annual retainer	$30,000
Annual Committee Chair Retainers
Audit Committee Chair	$15,000
Other Committee Chairs (each)(1)	$7,500
Board and committee meeting fee (per meeting)	$1,500
Annual Equity Based Award	6,500 DSUs

All Non-employee Directors (where applicable)(2)
Travel fee (per instance)	$1,500

Notes:

(1)

There is no separate Committee Chair retainer paid when the Committee Chair is the Board Chair. As such, in 2016, Mr. Grandin was not paid a separate Committee Chair retainer as Chair of the NCG Committee Chair.

(2)

A travel fee of $1,500 is paid for each Board or Committee meeting where a director is normally resident outside of western Canada, or when the location of a Board or Committee meeting is outside of western Canada and away from the director’s place of residence, for any one travel event (i.e. round-trip).

Cenovus Energy Inc.	23	2017 Management Information Circular

Annual retainers, meeting fees and travel fees are quarterly and are pro-rated for periods of partial service.

The President & Chief Executive Officer does not receive compensation for serving as a director of Cenovus. For information regarding the compensation received by Mr. Ferguson in 2016 in his capacity as President & Chief Executive Officer of Cenovus, refer to the Summary Compensation Table.

Deferred Share Units

Each non-employee director is provided with an annual grant (on January 1 of each year) of DSUs under the Corporation’s Deferred Share Unit Plan for Directors. Dividend equivalents are credited, in the form of additional DSUs, consistent with dividends declared on Common Shares. Newly appointed or elected directors receive an initial grant of DSUs upon joining the Board. Non-employee directors also have the option to elect to receive all or a portion of their retainers, meeting fees and travel fees in the form of DSUs.

DSUs vest immediately when they are credited to the director’s account. DSUs may only be redeemed upon the departure of the director from Cenovus, either by resignation, termination or retirement. When a director departs, DSUs held by the departing director must be redeemed by December 15 of the first calendar year following the year of departure from the Board. Special rules apply in respect of directors who are United States taxpayers or where the U.S. Internal Revenue Code of 1986, as amended, is applicable. The value of DSUs that may be redeemed is equal to the number of DSUs in the director’s account on the date of redemption multiplied by the trading price of a Common Share on the day prior to the date of redemption. This amount is paid to the director in cash subject to any applicable tax and other withholdings.

Director Compensation Table

The following table summarizes the annual compensation earned by our non-employee directors for the year ended December 31, 2016. As shown below, a significant portion of our non-employee directors’ total compensation is in the form of DSUs, enhancing alignment of director interests with shareholders.

Name(1)	Fees Earned ($)		Share-Based Awards(2) ($)		All Other Compensation ($)		Total ($)
Michael A. Grandin (Board Chair)	250,000		131,250		4,920	(3)	386,170
Ralph S. Cunningham(4)	30,157		113,750		Nil		143,907
Patrick D. Daniel	51,750		131,000	(5)	Nil		182,750
Ian W. Delaney	Nil		194,750	(6)	Nil		194,750
Steven F. Leer	Nil	(7)(8)	188,750	(6)	Nil		188,750
Richard J. Marcogliese	Nil	(7)	168,512	(6)	Nil		168,512
Claude Mongeau	8,541	(7)	135,005		Nil		143,546
Valerie A.A. Nielsen	49,500		130,250	(5)	Nil		179,750
Charles M. Rampacek	80,089	(7)(9)	113,750		Nil		193,839
Colin Taylor	91,500	(7)	113,750		Nil		205,250
Wayne G. Thomson	75,000	(10)	113,750		Nil		188,750
Rhonda I. Zygocki	47,357	(7)	122,655		Nil		170,012

Notes:

(1)

Mr. Ferguson, Cenovus’s President & Chief Executive Officer, did not receive compensation for service as a member of the Board. Please refer to the Compensation Discussion and Analysis – Compensations Tables - Summary Compensation Table for details of compensation received by Mr. Ferguson for his service as an executive officer of Cenovus.

(2)

“Share-Based Awards” consist of an annual grant of 6,500 DSUs to each non-employee director other than the Board Chair, an annual grant of 7,500 DSUs to the Board Chair, and any portion of annual retainers, meeting and travel fees elected by a director to be received in the form of DSUs. DSUs are the only share-based awards to non-employee directors of Cenovus. The values presented reflect the grant date fair value of DSUs granted during the year, calculated as the number of DSUs granted multiplied by the closing price of a Common Share on the TSX on the last trading day prior to the grant date.

(3)	Represents parking benefit provided to our Board Chair.
(4)	Mr. Cunningham retired from the Board on April 27, 2016.
(5)	Includes 25 percent of fees earned (i.e. annual retainers, meeting and travel fees) received in the form of DSUs by election of the director.
(6)	Includes 100 percent of fees earned (i.e. annual retainers, meeting and travel fees) received in the form of DSUs by election of the director.
(7)	Includes travel fees earned by the director, as applicable.
(8)	Mr. Leer was a paid guest at the February 4, 2016 meeting of the HRC Committee.
(9)	Mr. Rampacek was a paid guest at the February 4, 2016 meeting of the HRC Committee.
(10)	Mr. Thomson was a paid guest at the February 4, 2016 meeting of the HRC Committee and the February 9, 2016 meeting of the Audit Committee.

Cenovus Energy Inc.	24	2017 Management Information Circular

Director Share Ownership Requirements

Each non-employee director is required to maintain minimum holdings of Common Shares (including DSUs) representing a value equal to at least three times that director’s total compensation for the most recent year ended December 31. New directors are required to achieve the share ownership guidelines within five years of joining the Board. These requirements are intended to enhance alignment of director and shareholder interests.

As of March 3, 2017, all of our non-employee directors were in compliance with the applicable share ownership requirements. The following table illustrates the value of their holdings as at March 3, 2017.

	Beneficial Share Holdings(1)				Share
	Common				Ownership
	Shares	DSUs		Total	Guideline
Name	($)	($)		($)	($)	Status
Michael A. Grandin	2,104,121	3,023,597	(2)	5,127,718	1,158,510	In compliance
Patrick D. Daniel	672,440	3,089,599	(2)	3,762,039	548,250	In compliance
Ian W. Delaney	2,563,500	3,915,763	(2)	6,479,263	584,250	In compliance
Steven F. Leer	34,180	450,732		484,912	566,250	In compliance(3)
Richard J. Marcogliese	170,900	263,579		434,479	505,536	In compliance(4)
Claude Mongeau	1,459,486	222,426		1,681,912	430,638	In compliance(5)
Valerie A.A. Nielsen	Nil	3,713,896	(2)	3,713,896	539,250	In compliance
Charles M. Rampacek	Nil	1,063,083		1,063,083	581,517	In compliance
Colin Taylor	39,307	1,063,083		1,102,390	615,750	In compliance
Wayne G. Thomson	36,402	1,744,513	(2)	1,780,915	566,250	In compliance
Rhonda I. Zygocki	Nil	223,042		223,042	510,036	In compliance(4)

Notes:

(1)

The value of “Beneficial Share Holdings” was determined by multiplying the number of Common Shares and DSUs held by each director as of March 3, 2017 by the closing price of a Common Share on such date of $17.09.

(2)

Holdings of DSUs include DSUs of Encana Corporation (“Encana”) held by directors of Cenovus that were exchanged for Cenovus DSUs pursuant to the plan of Arrangement involving, among others, Encana and Cenovus (the “Arrangement”). The fair value of the Cenovus DSUs credited to each director was based on the fair market value of Common Shares relative to Encana common shares prior to the completion of the Arrangement.

(3)	Mr. Leer joined the Board on April 29, 2015 and has five years, until April 29, 2020, to achieve the share ownership guideline.
(4)	Ms. Zygocki and Mr. Marcogliese joined the Board on April 27, 2016 and have five years, until April 27, 2021, to achieve the share ownership guideline.
(5)	Mr. Mongeau joined the Board on December 1, 2016 and has five years, until December 1, 2021, to achieve the share ownership guideline.

EXECUTIVE COMPENSATION

Dear Fellow Shareholders,

We are pleased to present the Compensation Discussion and Analysis, which explains the Corporation’s executive compensation philosophy and practices, and how they were applied to reach our executive compensation decisions for 2016.

At Cenovus’s 2016 annual Meeting of Shareholders, approximately 90% of Shareholders voted in favour of our approach to executive compensation in 2015. We took this as confirmation that we were on the right track with our approach for 2015 and endeavored to take a consistent approach for 2016, with a focus on holding Total Direct Compensation (as defined in the Compensation Discussion and Analysis – Executive Compensation Program Design section of this Circular) for each of our named executive officers (“NEOs”) at levels consistent with the decisions we made in 2015.

Emphasis on Total Shareholder Return and Pay for Performance

2016 was another challenging year for the energy industry, with continued volatility in oil prices and significant uncertainty in the business environment. Nevertheless, our leadership team led the organization to deliver on the aspects of our business within our control, with an unwavering focus on maintaining the Corporation’s financial resilience and delivering cost reductions beyond our goals for the year. Highlights of the year included maintaining a strong balance sheet, executing our business plan for the year with lower capital spending than planned, and delivering strong operating and safety

Cenovus Energy Inc.	25	2017 Management Information Circular

performance. We believe all of these steps have placed Cenovus in a strong position to pursue disciplined growth in 2017 and beyond. Despite this strong performance, and some recovery in Cenovus’s share price through 2016, our one and three-year total shareholder return (“TSR”) was below median relative to our Executive Compensation Peer Group (see the Executive Compensation Peer Group section of this Circular for a list of the peers that comprise the Executive Compensation Peer Group).

Executive compensation decisions made by the Board for 2016 were consistent with 2015 in considering both executive performance under our incentive arrangements and TSR, on both an absolute basis and relative to our Executive Compensation Peer Group. Considering our compensation philosophy of pay for performance, the Board decided that it would be appropriate to focus on maintaining 2016 Total Direct Compensation for the NEOs based on 2015 levels as follows:

•	we held the NEOs’ annual base salaries at 2013 levels;

•	we held the number of stock options granted to our NEOs at 2014 levels and the number of PSUs (as defined below) granted to our NEOs at 2015 levels; and

•	we assessed the Corporation’s operating and financial performance in 2016, and determined a corporate award of 100.

Alignment with Shareholder Interests

We believe our objective of aligning 2016 Total Direct Compensation with shareholder interests is evidenced by the following outcomes:

•

approximately 81 percent of average NEO Total Direct Compensation was “at risk”, in the form of long-term incentives and annual performance bonus awards, with only 19 percent in the form of fixed compensation;

•

average realizable pay of our NEOs over the last three years has reflected about 62 percent of NEO pay opportunity, consistent with our TSR performance relative to our Executive Compensation Peer Group; and

•	share ownership requirements that encourage long-term share ownership by our NEOs of 5x and 2.5x.

We believe our decisions reflect the difficult economic conditions facing the Corporation and align executive compensation with Shareholder interests. Please see the Compensation Discussion and Analysis section in this Circular for more detail on Cenovus’s executive compensation philosophy, governance and outcomes for 2016. As always, we welcome shareholder feedback on Cenovus’s executive compensation and business practices.

/s/ Michael A. Grandin	/s/ Ian W. Delaney
Michael A. Grandin Chair of the Board	Ian W. Delaney Chair of the HRC Committee

Cenovus Energy Inc.	26	2017 Management Information Circular

COMPENSATION DISCUSSION AND ANALYSIS

Cenovus Energy Inc.	27	2017 Management Information Circular

COMPENSATION GOVERNANCE

Role of the Board and HRC Committee

The Board is responsible for approval of compensation for our President & Chief Executive Officer and other executive officers. The HRC Committee assists the Board in carrying out its responsibilities by reviewing compensation and human resource matters in support of the achievement of the Corporation’s business strategy and by making recommendations to the Board. A description of the HRC Committee Mandate, which sets out the responsibilities, powers and operations of the HRC Committee, is found in the Human Resources and Compensation Committee section in Schedule C – Committee Information of this Circular.

Independence of the HRC Committee

Our HRC Committee is made up of independent directors who bring different perspectives, approaches and experience to the governance of our compensation program. They are highly experienced senior executives who have dealt with numerous compensation issues over the course of their careers. These perspectives provide a strong level of governance and inquiry in respect of our compensation program, decisions regarding executive compensation and in the many other human resources matters for which they are responsible, as outlined in the HRC Committee Mandate, which is available on our website at cenovus.com.

A general description of the skills and experience of the members of the HRC Committee is set out in the individual director biographies and the skills matrix chart, each found in the Information on the Board and Director Nominees – Director Nominees section of this Circular. Additionally, a further description of the direct experience of each of the HRC Committee members that is relevant to his or her responsibilities in executive compensation can be found in the Human Resources and Compensation Committee section of Schedule C – Committee Information to this Circular. The Board believes the collective skills and experience of the individual members of the HRC Committee enable the Committee as a whole to make decisions on the suitability of the Company’s compensation policies and practices.

Compensation Consultants to Management and the HRC Committee

Cenovus engages the services of Willis Towers Watson for advice regarding the competitiveness of our compensation program as a whole. Specifically, Willis Towers Watson assists Management with and provides the HRC Committee information on the following items:

•

regular competitive analysis of the elements of our compensation program, including base salary, annual performance bonus program, long-term incentive program, retirement and pension benefits and other compensation;

•	review of the objectives and principles that we use to design our compensation philosophy and program, including advice regarding our compensation and performance peer groups;

•	information on trends and best practices in compensation philosophy and program design; and

•	an independent risk assessment of our executive compensation program (see Compensation Risk Assessment below).

In addition, Management receives retirement and pension plan advice from Willis Towers Watson, including acting as our actuary and as an asset management consultant for our pension and investment plans, and for corporate risk and brokering services.

Independent Compensation Consultants to the HRC Committee and Board

Since January 2016, the HRC Committee has retained the services of Hugessen Consulting as its independent compensation consultant, to review and provide advice and perspective to the HRC Committee on analysis and recommendations put forward by Management and Willis Towers Watson, to conduct a review and provide recommendations regarding Cenovus’s non-employee director compensation program and to develop proposals or information for the HRC Committee on request. In 2016, Hugessen Consulting assisted the HRC Committee by providing information and advice with respect to executive compensation matters, and conducted a review of the Corporation’s non-employee director compensation program (including shareholding requirements). Hugessen Consulting does not provide any services to Management.

Cenovus Energy Inc.	28	2017 Management Information Circular

Compensation Consultant Fees

The following table provides information about the fees paid by Cenovus to each of Willis Towers Watson and Hugessen Consulting in 2015 and 2016.

	Executive Compensation-Related Fees		All Other Fees
	2016 (000’s)	2015 (000’s)	2016 (000’s)	2015 (000’s)
Willis Towers Watson	$575	$572	$1,579	$1,747
Hugessen Consulting	$232	$Nil	$Nil	$Nil

Executive Compensation-Related Fees consist of the aggregate fees billed for services related to determining compensation for any of the Corporation’s directors and executive officers.

All Other Fees consist of the aggregate fees billed for all other services that are not included in Executive Compensation-Related Fees, as more specifically described above.

Factors Considered in Executive Compensation Decisions

The advice, information and recommendations provided by Willis Towers Watson and Hugessen Consulting are factors considered in the HRC Committee recommendations and the Board’s decisions regarding executive compensation; however, the HRC Committee and the Board do not rely exclusively on such advice, information and recommendations. The decisions of the HRC Committee and Board with respect to executive compensation reflect a number of other factors and considerations, including but not limited to, the discretion of the HRC Committee and the Board.

Compensation Risk Governance

The HRC Committee’s primary duties and responsibilities are to review, monitor and make recommendations to the Board with respect to compensation philosophy and compensation program design; potential risks posed to Cenovus’s financial or reputational well–being by the Corporation’s compensation program; director compensation; executive officer compensation, including the President & Chief Executive Officer; competitive compensation analysis; succession planning for executive officers; performance measures for short and long-term incentive plans; and pension and investment plan governance, design and funding.

It is essential that the compensation program design takes into account the risks Cenovus is exposed to in the pursuit of its strategic objectives. It is important for executive compensation to be linked to operational risk management so that financial incentives reinforce a focus on safety, execution excellence, environmental responsibility and market access. Shareholder value is increased through effective risk management and sound operational business practices and controls which are aligned to the long-term strategic objectives of the Corporation.

Compensation Risk Assessment

We continuously review our compensation programs and take into account any recommendations or commentary from our review. In light of current market conditions and cost saving initiatives, we had Willis Towers Watson conduct an independent risk assessment of our executive compensation program in 2016. The Board determined that there are no risks from the executive compensation programs that are reasonably likely to have a material adverse effect on the Corporation.

Executive Share Ownership Requirements

We believe it is important to closely align the interests of our executive officers with our shareholders. One key way to accomplish this is to require that our executive officers maintain certain minimum holdings of Common Shares (which may include holdings of DSUs). The executive officer share ownership guidelines and compliance are reviewed regularly by the HRC Committee. New executive officers have five years from their executive appointment to achieve the share ownership guidelines applicable to their role. As of March 3, 2017, all of our executive officers are in compliance with our share ownership guidelines.

Cenovus Energy Inc.	29	2017 Management Information Circular

The following table sets forth the share ownership guidelines and the value of the beneficial share holdings of the NEOs.

Name	Executive Share Ownership Summary
	Share Ownership Guideline	Value of Beneficial Share Holdings(1)	Share Ownership Multiple	Status
Brian C. Ferguson	5.0x annual base salary	$8,040,003	5.95	In compliance
Ivor M. Ruste	2.5x annual base salary	$2,020,143	3.42	In compliance
Kieron McFadyen	2.5x annual base salary	$26,289	0.03	In compliance(2)
Robert W. Pease	2.5x annual base salary	$795,576	1.32	In compliance(3)
Harbir S. Chhina	2.5x annual base salary	$11,177,329	17.19	In compliance

Notes:

(1)

The value of “Beneficial Share Holdings” was determined using the greater of the purchase price in the case of Common Shares or the grant price in the case of DSUs, and the closing price of Common Shares on March 3, 2017 of $17.09. These values do not include Common Shares acquired since December 31, 2016 as a result of company matching of personal contributions to an investment plan.

(2)	Mr. McFadyen has until April 6, 2021 to achieve the guideline of 2.5 times annual base salary.
(3)	Mr. Pease has until June 2, 2019 to achieve the guideline of 2.5 times annual base salary.

Prohibition on Hedging

Cenovus employees (including the NEOs) and directors are prohibited from entering into financial derivative transactions which could result in profit from Cenovus’s share price falling. Prohibited transactions include purchasing financial derivatives, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset decreases in the market value of Cenovus securities granted or held, directly or indirectly, by the employee or director.

APPROACH TO EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY

Our executive compensation philosophy demonstrates how we provide value to our executive officers and how we align their interests with the interests of our shareholders. Specifically:

•	we actively manage our total compensation costs to be affordable, sustainable and aligned with the business cycle;

•	we pay for performance, reflecting both individual and Company results that are aligned to our business strategy over the short- and long-term as well as expected behaviours;

•	our market competitive total compensation opportunity includes salaries, annual and long-term incentives and benefits to support attraction, retention and engagement;

•

our Total Direct Compensation is positioned at the 50th percentile of the Executive Compensation Peer Group for target performance with the flexibility to provide superior pay for superior performance; and

•	we differentiate individual total compensation based on capability, performance and potential.

EXECUTIVE COMPENSATION PEER GROUP

Our executive compensation peer group is used to benchmark the compensation of Cenovus’s NEOs and Board, representing companies with North American oil and gas operations of similar size and complexity, with which the Company competes for talent. In 2016, the HRC Committee conducted a thorough review of the Executive Compensation Peer Group, with advice from compensation consultants at Willis Towers Watson and Hugessen, taking into account a number of factors in comparing size and complexity of companies in the existing executive compensation peer group and other companies for potential inclusion, including revenue, asset value, market capitalization, enterprise value, total employees, geographic scope of operations and ownership structure. As a result of such review, the Executive Compensation Peer Group was expanded in October 2016 to include Crescent Point Energy Corp. and Pembina Pipeline Corp. The expanded Executive Compensation Peer Group was used by the

Cenovus Energy Inc.	30	2017 Management Information Circular

HRC Committee to assess competitiveness of Cenovus’s executive compensation arrangements in early 2017. The table below reflects the Executive Compensation Peer Group composition, as well as Cenovus’s positioning relative to their 2016 revenue and market capitalization at December 31, 2016.

Company	2016 Revenue ($Billion)		Market Capitalization (as at December 31, 2016) ($Billion)
Canadian Natural Resources Limited	11.1		47.5
Crescent Point Energy Corp.	2.5		9.9
Devon Energy Corporation	13.9	(1)	32.1	(2)
Enbridge Inc.	34.6		53.3
Encana Corporation	3.9		15.3
Husky Energy Inc.	16.8		16.2
Imperial Oil Limited	25.0		39.6
Marathon Oil Corporation	5.3	(1)	19.7	(2)
Murphy Oil Corporation	2.4	(1)	7.2	(2)
Pembina Pipeline Corp.	4.3		16.7
Suncor Energy Inc.	26.8		73.6
TransCanada Corporation	12.5		52.3
50th Percentile	11.8		25.9
Cenovus Energy Inc.	12.3		16.9

Source: Bloomberg

Notes:

(1)	Exchange rate for U.S. peers’ 2016 Revenue based on Cenovus’s year end 2016 average rate of $0.755.
(2)	Exchange rate for U.S. peers’ 2016 Market Capitalization based on Cenovus’s period end 2016 rate of $0.745.

The Board focused on the Executive Compensation Peer Group when considering Cenovus’s TSR for the one and three-year periods ended December 31, 2016 as context for the NEOs’ 2016 annual performance bonus awards.

Cenovus Energy Inc.	31	2017 Management Information Circular

EXECUTIVE COMPENSATION PROGRAM DESIGN

ELEMENTS OF COMPENSATION

Our executive compensation program is designed to reflect our compensation philosophy. The following table illustrates the elements of our executive compensation program, and how they work together to provide clear pay for performance and shareholder alignment.

	Total Direct Compensation					Indirect Compensation

Program	Base Salary	Annual Performance Bonus Maximum award level at two times target	Long-term Incentives			Benefits & Perquisites (including pension)

			Performance Share Units 50% Maximum performance multiplier of two times target	Restricted Share Units Used on a limited basis for retention and attraction	Stock Options 50%(1)

Purpose	Intended to reflect individual capability and sustained performance in executing day to day accountabilities of the position.	Intended to reward individual and corporate performance achieved in the year.	Intended to reward achievement of longer-term Company performance and align interests with shareholders.			Intended to promote retention and provide long- term financial security.

Performance Period	Annual reviews	1 Year	3 Years		7 Year term

	Increases based on performance and market data	Payout at risk				Low risk – financial security and retention focused

Base Salary

We determine the base salary of our executive officers annually based upon comparisons to the most recently available market data. We consider experience, scope of responsibilities, individual performance and strategic leadership over the course of the year.

Annual Performance Bonus Award

The annual performance bonus rewards individual and corporate performance achieved in the year. It is made up of two components: corporate and individual. The target opportunity is aligned to the 50th percentile of the Executive Compensation Peer Group.

Cenovus Energy Inc.	32	2017 Management Information Circular

The target annual bonus award opportunity, payout range, and weightings for the NEOs are as follows:

Role	Target Award Opportunity (% of Salary)	Award Range (% of Target Award Opportunity)	Weighting (% of Target Award Opportunity)
			Corporate	Individual
President & Chief Executive Officer	100%	0-200%	100%	0%
Executive Vice-President & Chief Financial Officer	80%		70%	30%
Executive Vice-President & President, Upstream Oil & Gas	80%
Executive Vice-President, Corporate Strategy & President, Downstream	80%
Executive Vice-President, Oil Sands Development	70%

Corporate Component of Annual Performance Bonus Award: Corporate Scorecard

The corporate component of the annual performance bonus award is assessed based on the Corporate Scorecard which includes measures in the areas of operational, environmental, financial and strategic performance. The performance measure categories are intended to focus performance on important elements of our business and strategy, while observing Cenovus’s corporate risk policies. Targets are set in these each year based on the capital and operating budget approved by the Board for the year, and, in some cases, relative performance against our peers.

Corporate Scorecard

Performance Measure	Absolute Performance Weighting	Relative Performance Weighting
Operational Performance
Targets are set for operational performance in the areas of production, operating costs, steam to oil ratio (“SOR”), reserves and safety. Environmental performance measures are also imbedded in operational performance to demonstrate our commitment to environmental performance and innovation.	38%	17%
Environmental Actions
This section of the scorecard includes an evaluation of specific environmental actions, such as wildlife mitigation and fresh water usage reduction taken during the year to improve our environmental footprint.	5%	N/A
Consolidated Financial Performance
We measure our financial performance by assessing Finding and Development (“F&D”) Costs, General and Administrative Costs, Netbacks, Recycle Ratio and Adjusted Funds Flow performances as well as Net Debt to Capitalization, and Net Debt to Adjusted EBITDA.	17%	8%
Strategic Accomplishments
This section of the scorecard identifies strategic accomplishments achieved in the year, such as innovation and environmental achievements	15%	N/A
	75%	25%

Cenovus Energy Inc.	33	2017 Management Information Circular

Following the end of the financial year, Cenovus’s corporate performance is assessed by the HRC Committee and the Board using the Corporate Scorecard. The specific targets set for the year within each element are assessed using the following categories:

(a)	“Exceeded expectations” where we exceeded our target by five percent or more.

(b)	“Met expectations” where we achieved our target within five percent.

(c)	“Underperformed” where we missed our target by five percent or more.

Within each category, a score is then assessed by the HRC Committee with respect to each element of the Corporate Scorecard and an overall Corporate Score between zero and 200 is recommended to the Board for approval.

Individual Component of Annual Performance Bonus Award

For each calendar year, all of our employees, including our executive officers, identify specific priorities and accountabilities that are outlined in their individual annual performance agreements. The priorities align with our strategy and provide performance focus throughout the year. For our executive officers, excluding the President & Chief Executive Officer, the Individual Award is determined based on the achievement of individual priorities and accountabilities set out in annual individual performance agreements (for each NEO, these priorities are set in consultation with and approved by the President & Chief Executive Officer).

Board Discretion in determining Annual Performance Bonus Awards

From time to time, the Board may exercise discretion to adjust the President & CEO’s annual performance bonus award and, similarly, the HRC Committee may exercise discretion to adjust the other NEOs’ annual performance bonus awards, where considered appropriate based on the circumstances. In particular, but not exclusively, discretion may be exercised in cases where relative TSR compared to the Executive Compensation Peer Group does not seem consistent with the annual performance bonus award suggested by the Corporate Scorecard or where significant individual contributions to the Corporation in the particular year may warrant a different award. More information on the Corporate Scorecard is provided in the 2016 Executive Compensation Decisions – 2016 Corporate Scorecard Performance section of this Circular.

Long-Term Incentives

Long-term incentives (“LTIs”) are granted based on individual performance and potential, considering retention as required. Our long-term incentive program was developed to align the interests of our shareholders with our executive officers and employees. Executives are required to hold significant equity interests. In addition to the intrinsic share price performance risk contained within equity–based incentives, we believe it is important to include additional performance measures that will determine eligibility for and vesting of a portion of LTIs that may be granted. We specifically consider previous grants of LTIs when considering new grants.

Cenovus Energy Inc.	34	2017 Management Information Circular

LTIs are granted on an annual basis, in conjunction with our annual compensation cycle, using guidelines based on a review of competitive market data, individual performance and potential. The Board reserves the right to exercise discretion in determining the amount granted. The types of LTIs we provide to our NEOs, as well as key plan terms for each type of LTI are reflected in the table below.

Overview of Key Long-Term Incentive Plan Terms

	Stock Options (“Options”)(1)	Performance Share Units (“PSUs”)	Restricted Share Units (“RSUs”)
Term	7 years	3 years	3 years
Description	Options to acquire Common Shares	PSUs are grants of whole share units to which a performance factor will be applied to determine the number of PSUs eligible to vest

RSUs are grants of whole share units, where one share unit is equal to the current market price of a Common Share

RSUs are not part of the regular LTI program for our NEOs and are used only on a selective basis

Primary Objective	Align interests with share price performance	Reward for performance	Attraction and retention
Performance Measures	Value accrues when the Common Share price exceeds the exercise price	Number of eligible vested PSUs determined by applying a performance criteria to the number of PSUs granted for a performance period	N/A
Vesting	Three year vesting: 30 percent on the first anniversary of the grant date, 30 percent on the second anniversary of the grant date and 40 percent on the third anniversary of the grant date	Eligible PSUs vest at the end of the performance period	RSUs vest at the end of the performance period
Payout	On exercise, acquire Common Shares at the price determined at the time of grant	Paid out in cash or Common Shares following the end of the performance period based on units vested and market value of a Common Share	Paid out in cash or Common Shares following the end of the performance period based on units vested and market value of a Common Share

Notes:

(1)	For additional information on the Employee Stock Option Plan, see Schedule A – Summary of Stock Option Plan and Additional Compensation Plan Information of this Circular.

Performance Share Units

We grant performance–based long–term incentives in the form of PSUs. PSUs are whole share units with an associated performance criteria (“PSU Performance Criteria”) that determines eligibility for vesting. The value of one PSU on any particular date is equal to the closing price per Cenovus Common Share on the TSX on the immediately preceding trading day. PSUs are paid out in the form of cash or Common Shares purchased in the open market, as determined by the Board, subject to the employee’s active employment. Dividend equivalents are credited on PSUs in the form of additional PSUs, at a rate consistent with dividends declared on Common Shares, throughout the performance periods.

For PSUs granted in 2015 and PSUs granted in 2016, the PSU Performance Criteria is TSR relative to the PSU Peer Group (as defined below) (such measure, “PSU Relative TSR”). Use of PSU Relative TSR as the PSU Performance Criteria is intended to enhance alignment with shareholder interests.

Cenovus Energy Inc.	35	2017 Management Information Circular

Relative Total Shareholder Return

The performance eligibility of PSUs based on PSU Relative TSR is determined by the HRC Committee for the three-year performance period of the PSUs (the “PSU Performance Period”) as follows:

Performance	TSR percentile	Performance Score(1)
Minimum	<25th percentile	0 times number granted
Threshold	25th percentile	.50 times number granted
Target	50th percentile	1 times number granted
Maximum	75th percentile	2 times number granted

Note:

(1)	Payout is based on interpolation between the 25th percentile and the 75th percentile.

PSU Peer Group

Cenovus has identified the following PSU peer group (the “PSU Peer Group”) for purposes of determining PSU Relative TSR, intended to include companies with the following common characteristics:

• Upstream energy producers
• Commodity price exposure • Market capitalization less than $50 billion • Canadian operations • Compete for the same investor dollars

Apache Corporation

Canadian Natural Resources Limited

Crescent Point Energy Corp.

Devon Energy Corporation

Encana Corporation

Husky Energy Inc.

Imperial Oil Limited

Marathon Oil Corporation

MEG Energy Corp.

Murphy Oil Corporation

Suncor Energy Inc.(1)

Note:

(1)

Although market capitalization of Suncor Energy Inc. currently exceeds $50 billion, it was consistent with the PSU Peer Group criteria when the criteria was initially set; further it has been retained in the PSU Peer Group as a result of satisfying the other criteria noted for inclusion.

In all cases, PSUs that do not vest at the end of the three-year performance period are not paid out and are cancelled.

2014 PSUs: LTI Recycle Ratio

For PSUs granted in 2014 (“2014 PSUs”), the PSU Performance Criteria is a LTI Recycle Ratio. 2014 PSUs become eligible to vest in installments over three annual performance periods: 30 percent at the end of the first annual performance period; 30 percent at the end of the second annual performance

Cenovus Energy Inc.	36	2017 Management Information Circular

period; and 40 percent at the end of the third annual performance period. Payment is not made until after the end of the third annual performance period applicable to the grant. LTI Recycle Ratio is calculated as follows:

LTI Recycle Ratio	=	Netback (per BOE)(1)
F&D Costs(2) (per BOE)
(3 year average)

Notes:

(1)	Netback is calculated based upon operating and administrative costs, commodity price (including impacts of hedging and refining margins), royalties and transportation.
(2)	F&D costs are calculated for our proved reserves and are based upon current capital spending (capital efficiency), changes to future development costs and reported proved reserves additions.

The following table sets out the LTI Recycle Ratios that were determined by the HRC Committee for the 2014 PSUs.

Tranche	Performance Period	Recycle Ratio	Multiplied by Number of Units in Tranche Eligible To Vest	Date Approved
1	2014	1.45	0.45X	February 2015
2	2015	0.95	0.00X	February 2016
3	2016	1.16	0.16X	February 2017

Based on the annual LTI Recycle Ratio performance and the December 30, 2016 TSX closing price of a Cenovus Common Share of $20.30, the 2014 PSU grant paid out at 15.6% of the grant date value.

Retirement and Pension Benefits

Our retirement program is intended to provide long-term financial security and support retention of our employees, including our executive officers. We believe it is important to provide for the future retirement of our employees and executive officers through retirement and pension benefits.

Cenovus’s Canadian Pension Plan, which includes both a Defined Benefit Option (the “DB Plan”) and a Defined Contribution Option (the “DC Plan”), is a registered pension plan. Our employees, including our executive officers, participate in either the DB Plan or DC Plan.

Under the DB Plan, the normal retirement age is 65, although employees may retire as early as age 55 with a reduced pension for early commencement. Pensions are paid on an unreduced basis from age 60 (or 30 years of service, if earlier, but after age 55). Within the DB Plan is another defined benefit variation (the “Elected DB”) aimed to retain key employees, which is available to all executive officers and certain other senior employees of the Corporation. Under the Elected DB, the retirement age is 70 and the early retirement age is 60. Under the Elected DB, employees may take their pension as early as age 60 with pension benefits reduced by three percent per year. There is no reduction in benefits for early retirement between age 65 and 69. Employees are eligible to elect to participate in the Elected DB when they attain a sum of 50 years based on a combination of at least 10 years of service and their age. Senior management employees starting at the Vice President level and above are eligible to participate in the Elected DB without meeting the age and service requirements.

For all of our DB Plan participants, pension benefits are based on credited service and final average pensionable earnings. Pensionable earnings include base salary plus annual performance bonus capped at 67 percent of salary for our President & Chief Executive Officer and 40 percent for our other NEOs. For non-executive employees, annual performance bonus is not included in pensionable earnings.

We pay pension benefits under our DB Plan up to the permitted levels for registered pension plans under the Income Tax Act. Additional pension benefits are payable from the Cenovus Energy Inc. Canadian Supplemental Pension Plan for pension benefits beyond the limits permitted under a registered pension plan.

Cenovus Energy Inc.	37	2017 Management Information Circular

In the DC Plan, employer contributions are made into individual employee accounts equal to eight percent of pensionable earnings. Each employee individually manages the investment of their account balances from a variety of investment options made available by Cenovus. In the DB Plan, pension benefits are based on two percent of final average pensionable earnings multiplied by the number of years of membership in the DB Plan.

Other Compensation

To achieve a competitive total compensation package, we provide additional benefits and perquisites at a level competitive with market practice. The additional elements of compensation that we provide include an annual allowance, company-paid parking, financial and retirement planning services, company matching of personal contributions to an investment plan of up to five percent of base salary, health and wellness services and, in some cases, membership fees associated with the personal use of clubs.

COMPENSATION DECISION PROCESS

The following outlines the timing and key responsibilities of the HRC Committee in the determination of annual compensation for the NEOs:

2016 EXECUTIVE COMPENSATION

2016 NAMED EXECUTIVE OFFICERS

Our NEOs for 2016 for whom we are reporting compensation are:

Brian C. Ferguson	President & Chief Executive Officer
Ivor M. Ruste	Executive Vice–President & Chief Financial Officer
Kieron McFadyen	Executive Vice–President & President, Upstream Oil & Gas
Robert W. Pease	Executive Vice–President, Corporate Strategy & President, Downstream
Harbir S. Chhina	Executive Vice–President, Oil Sands Development

Cenovus Energy Inc.	38	2017 Management Information Circular

2016 EXECUTIVE COMPENSATION DECISIONS

Adhering to our Compensation Philosophies of Pay for Performance and Shareholder Alignment

The decisions made for the 2016 compensation of our President & Chief Executive Officer and our other NEOs as described below are based on our compensation philosophy to pay for performance and align the interests of our executive officers to the interests of our shareholders.

Base Salary – Frozen since 2013

Mr. Ferguson, Mr. Ruste and Mr. Chhina, who have each been with the Corporation since its inception in 2009, have not received increases to their annual salaries since 2013. Our Board determined in February 2016 to again hold their annual salaries at the same level. This decision was made based upon a review of market based data and consideration of TSR performance relative to the Executive Compensation Peer Group. For Mr. Pease and Mr. McFadyen, who more recently joined the Corporation, we applied similar discipline, holding their annual salaries at their current levels. Salaries for Mr. Pease and Mr. McFadyen were established at the date of hire in recognition of their extensive global industry experience and leadership capability.

Long-Term Incentives – Number of Units Granted Held Constant as in 2015

Decisions about 2016 LTI grants were made in April 2016, when crude oil prices remained volatile. In light of crude oil price volatility continuing to impact share price, the Board decided to hold the 2016 LTI grants to our President & Chief Executive Officer and our other NEOs at the same number of Options as were granted in each of 2015 and 2014 and the same number of PSUs as were awarded in 2015.

The HRC Committee made two exceptions to this approach for 2016:

In light of crude oil price volatility continuing to impact share price, the Board held President & Chief Executive Officer 2016 LTI grants to the same number of Options as in 2014 and 2015 and same number of PSUs as in 2015.

•

In the case of Mr. McFadyen, who was hired by Cenovus in April 2016, the HRC Committee determined that to mitigate opportunity loss on incentives forfeited by Mr. McFadyen when he left his former employer to join Cenovus, it was appropriate to award Mr. McFadyen an LTI grant in the form of 50 percent PSUs and 50 percent RSUs upon initial hire, rather than the mix of 50 percent PSUs and 50 percent Options that was the standard LTI award mix for Cenovus’s NEOs in 2016. Going forward, Mr. McFadyen’s annual LTI grants will be based on the same mix of LTI awards as is applied for the other executive officers of Cenovus.

•

In the case of Mr. Pease, the HRC Committee determined that in recognition of the growing strategic importance of Cenovus’s downstream business and his responsibility for strategy and integrated planning, portfolio management and commodity fundamentals, it was appropriate to award a special retention grant of RSUs.

2016 Corporate Performance

Continued volatility in oil prices and significant uncertainty in the business environment made 2016 another challenging year for the energy industry. Despite that environment, our President & Chief Executive Officer led the organization to a number of important achievements, which leave the Company well-positioned going forward. Included in the HRC Committee and the Board’s assessment of 2016 corporate performance were the following achievements:

•	strong operational performance, including industry leading steam-to-oil ratios at our Christina Lake and Foster Creek oil sands operations;

•	budget was achieved despite significant adverse crude oil pricing environment in the first quarter;

•	cost structures were further improved with realized cost savings resulting in lower unit operating costs, G&A costs and capital spending;

Cenovus Energy Inc.	39	2017 Management Information Circular

•	proved reserves additions were above expectations, with very low finding and development costs;

•	financial resilience and liquidity were maintained despite a volatile oil price environment;

•	second best (lowest) total recordable injury frequency in Cenovus’s history; and

•	development opportunities, including strategies for focused innovation and environment, were progressed.

For more information regarding 2016 corporate performance, refer to the Letter to Shareholders in the Executive Compensation section and the 2016 Corporate Scorecard Performance in the Compensation Discussion and Analysis section of this Circular. We believe the steps taken in 2016 have left the Company well-positioned to pursue disciplined growth in 2017 and beyond. We saw some recovery in Cenovus’s share price through 2016. However, one and three-year total

Total Shareholder Return relative to peers was given significant weighting in the Board’s decision on 2016 NEO Annual Performance Bonus Awards.

shareholder return (“TSR”) was below median relative to our Executive Compensation Peer Group (see the Executive Compensation Peer Group section of this Circular for a list of the peers that comprise the Executive Compensation Peer Group), a factor which was given significant weighting in the HRC Committee and Board’s assessment of 2016 annual performance bonus decisions for NEOs.

2016 Performance Bonus Amount Reduced by Board Discretion – Emphasis on Shareholder Alignment

For the 2016 year, our Board once again faced difficult decisions regarding the annual performance bonuses of our President & Chief Executive Officer and the other NEOs. In 2016, as discussed under “2016 Corporate Performance” above, Cenovus demonstrated strong performance on many of the targets that had been set in the 2016 Corporate Scorecard. Faced with the dilemma of strong corporate performance on the 2016 Corporate Scorecard while the Corporation’s TSR was below the median of the Executive Compensation Peer Group, our Board exercised discretion and limited the annual performance bonuses. The exercise of the Board’s discretion resulted in 2016 Total Direct Compensation for each NEO being no more than 2015 Total Direct Compensation, after 2016 base salaries and the 2016 LTI grant date values had been taken into account.

2016 Annual Performance Bonuses reduced to maintain Total Direct Compensation at 2015 levels.

The HRC Committee determined that it was appropriate to make an exception to this approach in the case of Mr. Ruste, Cenovus’s Executive Vice President & Chief Financial Officer. Earlier in 2016, the HRC Committee had increased Mr. Ruste’s annual performance bonus award target from 70 percent to 80 percent of base salary, based on individual skill level, experience and contributions. When assessing 2016 performance bonus awards, the HRC Committee determined that in light of Mr. Ruste’s significant leadership contribution to Cenovus’s financial resilience and realized cost savings in the continued difficult business environment, it was appropriate to set Mr. Ruste’s 2016 annual performance bonus award based on his target of 80 percent, rather than limit the award to an amount capped by his 2015 Total Direct Compensation.

Cenovus Energy Inc.	40	2017 Management Information Circular

Total Direct Compensation Table

The following table sets out the total direct compensation awarded to our NEOs for the years ended December 31, 2014, 2015 and 2016, and reflects Total Direct Compensation levels for the President & Chief Executive Officer and our other longer serving NEOs being held flat since 2014.

	Year	Salary ($)		PSUs(1) ($)	RSUs(1) ($)	Stock Options(2) ($)	Annual Performance Bonus(3) ($)		Total Direct Compensation(5) ($)	Year over Year Change in Total Direct Compensation ($)
	2016	1,350,000		2,411,941	Nil	2,309,419	1,188,920		7,260,280	-2.95%
Brian C. Ferguson	2015	1,350,000		2,799,986	Nil	2,141,896	1,188,920	(4)	7,480,802	-6.05%
	2014	1,350,000		2,799,977	Nil	2,800,021	1,012,500		7,962,498	-
	2016	590,000		957,465	Nil	742,320	472,000		2,761,785	-1.89%
Ivor M. Ruste	2015	590,000		1,111,506	Nil	688,473	425,068	(4)	2,815,047	1.28%
	2014	590,000		899,982	Nil	900,015	389,400		2,779,397	-
	2016	590,909		1,250,002	1,249,985	Nil	472,727		3,563,623	N/A	(6)
Kieron McFadyen(6)	2015	-		-	-	-	-		-	-
	2014	-		-	-	-	-		-	-
	2016	600,000		1,302,039	700,000	742,324	469,411	(8)	3,813,774	16.65	%(9)
Robert W. Pease	2015	600,000		1,511,518	Nil	688,477	469,411	(4)(8)	3,269,406	N/A	(10)
	2014	350,000	(7)	899,978	Nil	900,020	343,134	(7)	2,493,132	-
	2016	650,000		965,023	Nil	948,522	390,739		2,954,284	-2.84%
Harbir S. Chhina	2015	650,000		1,120,281	Nil	879,717	390,739	(4)	3,040,737	-6.22%
	2014	650,000		1,149,978	Nil	1,150,021	292,500		3,242,499	-

Notes:

(1)

Reflects the fair value of PSUs or RSUs (as applicable) awarded on the grant date calculated using the valuation methodology described in the Summary Compensation Table in Cenovus’s management proxy circulars for the particular year reported.

(2)

Reflects the fair value of Options awarded on the grant date calculated using the valuation methodology described in the Summary Compensation Table in Cenovus’s management proxy circulars for the particular year reported.

(3)	Reflects the annual performance bonus awarded to the NEO in the year, as reported in the Summary Compensation Table.
(4)

The Annual Performance Bonus Award for 2015 was paid partially in cash, which was reduced 25 percent in 2015 from the amount of cash paid in 2014, and the balance was deferred by payment in RSUs. However, there is no impact to Total Direct Compensation, so these amounts have been reported in the Annual Performance Bonus for purposes of this table.

(5)	Reflects sum of amounts shown in the Salary, PSUs, RSUs, Options and Annual Performance Bonus columns of this table.
(6)	Mr. McFadyen joined Cenovus as Executive Vice–President & President, Upstream Oil & Gas on April 6, 2016, therefore, his 2016 compensation represents payment for approximately nine months of the year.
(7)

Mr. Pease joined Cenovus as Executive Vice–President, Markets, Products & Transportation on June 2, 2014, therefore his 2014 salary and annual performance bonus represented payment for seven months of the year.

(8)

Mr. Pease elected to receive 50 percent of his 2016 annual performance bonus award and 50 percent of the cash portion of his 2015 annual performance bonus award in the form of DSUs. However, there is no impact to Total Direct Compensation, so this amount has been reported in the Annual Performance Bonus for purposes of this table.

(9)

In recognition of the growing strategic importance of Cenovus’s downstream business and his responsibility for strategy and integrated planning, portfolio management and commodity fundamentals, it was appropriate to award a special retention grant of RSUs.

(10)	See Note 7 – partial year compensation in 2014 does not provide an appropriate basis for year over year comparison.

Realizable Pay vs. Pay Opportunity

Alignment of our NEOs’ compensation experience to the TSR experience of our shareholders is demonstrated through the following table, which compares the grant date pay opportunity of Total Direct Compensation (as reflected in the Summary Compensation Table in the Compensation Discussion and Analysis – Compensation Tables section of this Circular) awarded to our President & Chief Executive Officer relative to the realizable Total Direct Compensation for the three years from 2014 to 2016. The table also compares the value of $100 of granted pay in relation to the value of $100 invested in Common Shares over the same periods.

Over the last three years, the reduction in realizable pay of Total Direct Compensation for the President & Chief Executive Officer has been significantly greater than the relative reduction in investment value of a shareholder. For example, in 2016 the realizable value of $100 of granted pay to our President & Chief Executive Officer was $73 at the end of the period, while a shareholder that invested $100 for that same period would have held $117 in value at the end of the period.

Cenovus Energy Inc.	41	2017 Management Information Circular

Period	Total Direct Compensation Pay Opportunity(1)	Realizable Total Direct Compensation(2)	Performance Period	Value of $100
				President & CEO(3)	Shareholder Cumulative Value(4)
2014	7,962,498	2,798,483	2013-12-31 to 2016-12-31	35	73
2015	7,480,802	5,219,822	2014-12-31 to 2016-12-31	70	89
2016	7,260,280	5,265,368	2015-12-31 to 2016-12-31	73	117
2014-2016	22,703,580	13,283,673	2013-12-31 to 2016-12-31	59	73

Notes:

(1)

Represents base salary, annual performance bonus and grant date fair value of LTIs granted in the particular year, as reported in the Summary Compensation Table in the Compensation Discussion and Analysis – Compensation Tables section of this Circular. For the period 2014-2016, reflects the sum of amounts in each of 2014, 2015 and 2016.

(2)

Represents salary and annual performance bonus earned in the particular year (as reported in the “Salary” and the “Non-Equity Incentive Plan Compensation – Annual Incentive Plans” columns of the Summary Compensation Table of this Circular, except the portion of 2015 annual performance bonus awarded in the form of RSUs, which has been valued in accordance with part (v) below of this note), and LTIs granted in the particular year valued as follows: (i) value (market price received less exercise price) of any Options granted in that year that were exercised as at or prior to December 31, 2016, if applicable; (ii) “in-the-money” attributed as at December 31, 2016 to Options that were granted in the particular year that had not been exercised as at December 31, 2016, based on the closing price of $20.30 per Common Share on the TSX on December 30, 2016; (iii) value attributed as at December 31, 2016 to PSUs granted in the particular year that had not vested as at December 31, 2016 assuming a PSU Performance Criteria of 100%, and based on the closing price of $20.30 per Common Share on the TSX on December 30, 2016, excluding the unvested PSUs granted in 2014; (iv) value attributed to PSUs granted in 2014 that vested on February 19, 2017 based on the actual payment made with respect to such vested PSUs; and (v) value attributed as at December 31, 2016 to RSUs granted in the particular year (RSUs granted in lieu of a portion of the 2015 annual performance award otherwise paid in cash were reflected in 2015 – for more information, refer to Note 7 to the Summary Compensation Table in this Circular), which were not yet eligible for payout as at December 31, 2016, based on the closing price of $20.30 per Common Share on the TSX on December 30, 2016.

(3)	Represents the realizable value to Mr. Ferguson for each $100 awarded in the Summary Compensation Table for the period as indicated and ending December 31, 2016.
(4)	Represents the cumulative value of a $100 investment in Common Shares made on the first trading day of the period indicated, assuming quarterly dividend reinvestment.

NEO Average Realizable Total Direct Compensation compared to Total Direct Compensation Opportunity

The average total direct compensation pay opportunity compared to average realizable total direct total direct compensation for our NEOs over the period from 2014 through 2016 is reflected in the chart below. The value of realizable total direct compensation is significantly impacted by the value of long-term incentive awards. The strength of alignment of our executive compensation program design to our pay for performance philosophy is demonstrated by the impact of the realizable values attributed to LTIs held at December 31, 2016:

Pay for performance alignment of our executive compensation program design is demonstrated by the impact of LTI values on NEO Average Realizable Total Direct Compensation compared to opportunity.

•	Although the 2016 Option awards were in the money based on their exercise price of $19.89 at December 31, 2016, none of such Options had yet vested.

•	None of the Options granted in 2014 and 2015 were in the money at December 31, 2016.

•	The price of Cenovus Common Shares significantly impacted the value attributed to RSUs and 2015 and 2016 PSUs held at December 31, 2016.

•

The impact of the very low value of the 2014 PSU payout can clearly be seen with the NEO Average Realizable Total Direct Compensation significantly lower than the NEO Average Total Direct Compensation Opportunity for 2014.

It is also important to note that PSUs granted in 2015 and 2016 were valued based on an assumed PSU Performance Criteria of 100%, as the impact of performance will not be fully reflected until PSU payout values are determined for such PSUs after completion of the respective PSU Performance Periods for such grants at December 31, 2017 and December 31, 2018, respectively.

Cenovus Energy Inc.	42	2017 Management Information Circular

Year	NEO Average TDC Opportunity(1)(3) ($)	NEO Average Realizable TDC(2)(3) ($)
2014	4,119,382	1,463,725
2015	4,151,498	2,965,980
2016	4,070,749	3,410,601

Notes:

(1)

Represents average Total Direct Compensation (“TDC”) pay opportunity of the 2016 NEOs whose compensation was reported for the particular year in the Summary Compensation Table of this Circular. Total Direct Compensation pay opportunity includes base salary, annual performance bonus and grant date fair value of LTIs granted in the particular year, as reported in the Summary Compensation Table of this Circular.

(2)

Represents average realizable Total Direct Compensation of the 2016 NEOs whose compensation was reported for the particular year in the Summary Compensation Table of this Circular. The realizable Total Direct Compensation includes salary and annual performance bonus earned in the particular year (as reported in the “Salary” and the “Non-Equity Incentive Plan Compensation – Annual Incentive Plans” columns of the Summary Compensation Table of this Circular, except the portion of 2015 annual performance bonus awarded in the form of RSUs, which has been valued in accordance with part (v) below of this note), and LTIs granted in the particular year valued as follows: (i) value (market price received less exercise price) of any Options granted in that year that were exercised as at or prior to December 31, 2016, if applicable; (ii) “in-the-money” attributed as at December 31, 2016 to Options that were granted in the particular year that had not been exercised as at December 31, 2016, based on the closing price of $20.30 per Common Share on the TSX on December 30, 2016; (iii) value attributed as at December 31, 2016 to PSUs granted in the particular year that had not vested as at December 31, 2016 assuming a PSU Performance Criteria of 100%, and based on the closing price of $20.30 per Common Share on the TSX on December 30, 2016; excluding the unvested PSUs granted in 2014; (iv) value attributed to PSUs granted in 2014 that vested on February 19, 2017 based on the actual payment made with respect to such vested PSUs; and (v) value attributed as at December 31, 2016 to RSUs granted in the particular year (RSUs granted in lieu of a portion of the 2015 annual performance award otherwise paid in cash were reflected in 2015 – for more information, refer to Note 7 to the Summary Compensation Table in this Circular), which were not yet eligible for payout as at December 31, 2016, based on the closing price of $20.30 per Common Share on the TSX on December 30, 2016.

(3)	Mr. McFadyen commenced employment with Cenovus in 2016, thus is not included in the 2014 and 2015 averages.

Cenovus Energy Inc.	43	2017 Management Information Circular

Performance Graph

The following performance graph illustrates the cumulative TSR for Cenovus on the TSX of $100 invested in Common Shares of the Corporation over the five year period beginning January 1, 2011 and ending December 31, 2016 compared to $100 invested in the S&P/TSX Composite Index and the S&P/TSX Energy Index over the same period, assuming quarterly reinvestment of dividends. The trend in average Total Direct Compensation of our NEOs over this period strongly followed the trend in cumulative TSR over the period, largely due to the significant component of LTI based compensation for our NEOs and the intrinsic link between LTI value and Cenovus Common Share trading price.

The trend in average Total Direct Compensation for NEOs strongly followed the trend in cumulative TSR due to significant pay at risk.

	31-Dec-11	31-Dec-12	31-Dec-13	31-Dec-14	31-Dec-15	31-Dec-16	Compounded Annual Growth Rate(1)

Cenovus Common Shares (TSX) ($)	100	101	95	78	59	69	-7.0%
S&P/TSX Composite Index ($)*	100	107	121	134	123	148	8.2%
S&P/TSX Energy Index ($)*	100	99	113	107	83	112	2.3%
Cenovus NEO Average Total Direct Compensation ($ thousands)(2)	4,093	5,059	4,509	4,139	4,000	4,071	N/A

Notes:

(1)	The compounded annual growth rate shown represents the time period from December 31, 2011 to December 31, 2016.
(2)

Represents average, for the named executive officers reported by Cenovus in the respective year of disclosure, of the sum of amounts reported in the “Salary”, “Share-Based Awards”, “Option-Based Awards”, and “Non-Equity Incentive Plan Compensation – Annual Incentive Plans” columns of the Summary Compensation Table of the management information circular or management proxy circular (as applicable) in respect of the annual meeting of shareholders of Cenovus held in the year immediately following the date indicated.

Cenovus Energy Inc.	44	2017 Management Information Circular

NEO 2016 Total Direct Compensation Summaries

The following section provides a breakdown of each NEO’s 2016 total direct compensation.

Brian C. Ferguson

President & Chief Executive Officer

As President & Chief Executive Officer, Mr. Ferguson is responsible for overall leadership of Cenovus’s strategic and operational performance. He is also a director of Cenovus.

2016 Total Direct Compensation
Fixed
Base Salary	$1,350,000
Variable/“At risk”
Annual Performance Bonus	$1,188,920
Long-term Incentives
PSUs	$2,411,941
Options	$2,309,419
Total Direct Compensation	$7,260,280

Ivor M. Ruste

Executive Vice-President & Chief Financial Officer

Mr. Ruste oversees a team accountable for the Corporation’s financial, risk and compliance functions including accounting and financial reporting, financial performance and analysis, treasury, tax, market and enterprise risk, and acquisitions and divestitures. He is also accountable for the Corporation’s supply chain management and procurement activities as well as oversight of the Corporation’s security, business conduct and ethics, and enterprise assurance, including internal audit.

2016 Total Direct Compensation
Fixed
Base Salary	$590,000
Variable/“At risk”
Annual Performance Bonus	$472,000
Long-term Incentives
PSUs	$957,465
Options	$742,320
Total Direct Compensation	$2,761,785

Cenovus Energy Inc.	45	2017 Management Information Circular

Kieron McFadyen

Executive Vice-President & President, Upstream Oil & Gas

Mr. McFadyen is accountable for leading the development and operation of Cenovus’s oil sands assets as well as the company’s conventional oil and natural gas operations and projects. Mr. McFadyen plays a key role in helping position Cenovus as a low-cost leader with a focus on operational excellence, enabled by safety and innovation. He also oversees the relationships with Cenovus’s upstream external business partners and service providers.

2016 Total Direct Compensation
Fixed
Base Salary	$590,909
Variable/“At risk”
Annual Performance Bonus	$472,727
Long-term Incentives
PSUs	$1,250,002
RSUs	$1,249,985
Total Direct Compensation	$3,563,623

Robert W. Pease

Executive Vice-President, Corporate Strategy & President, Downstream

Mr. Pease is accountable for Cenovus’s strategic business plan, including portfolio management. He is also accountable for our refining joint venture, all commercial activities associated with crude oil, diluent, natural gas, natural gas liquids and other hydrocarbon products produced or acquired by Cenovus, and with developing short-term and long-term strategies aimed at maximizing value along the integrated value chain. Mr. Pease also ensures Cenovus’s marketing and hedging strategies reduce the Corporation’s exposure to risk and commodity price fluctuations.

2016 Total Direct Compensation
Fixed
Base Salary	$600,000
Variable/“At risk”
Annual Performance Bonus	$469,411
Long-term Incentives
PSUs	$1,302,039
RSUs	700,000
Options	$742,324
Total Direct Compensation	$3,813,774

Cenovus Energy Inc.	46	2017 Management Information Circular

Harbir S. Chhina

Executive Vice-President, Oil Sands Development

Mr. Chhina is accountable for developing Cenovus’s oil sands growth potential including Foster Creek, Christina Lake, Narrows Lake and our new resource plays. He is also accountable for technology development that is specifically focused on improving our operations and ensuring Cenovus’s information services support our business needs.

2016 Total Direct Compensation
Fixed
Base Salary	$650,000
Variable/“At risk”
Annual Performance Bonus	$390,739
Long-term Incentives
PSUs	$965,023
Options	$948,522
Total Direct Compensation	$2,954,284

Cenovus Energy Inc.	47	2017 Management Information Circular

2016 CORPORATE SCORECARD PERFORMANCE

The Board’s assessment of the Company’s performance relative to the 2016 Corporate Scorecard targets is shown in the following table reflecting the 2016 Corporate Scorecard results. As discussed above, the 2016 Corporate Scorecard result was a factor considered by the Board in determining the 2016 annual performance bonus awards for the NEOs.

Performance Measures	2016 Target	2016 Results	Performance Assessment(3)(4)(5)
Operational Performance – Absolute Weighting 38%, Relative Weighting 17%(1)
Crude Oil Production	199-216 Mbbls/day	206 Mbbls/day – at target midpoint	Met expectations
Natural Gas Production	370-400 MMcf/day	394 MMcf/day – 2% better than target midpoint	Met expectations

Capital Investment	$1.4-1.6 billion	$1.026 billion – 32% better than target midpoint	Exceeded expectations
Operating Costs	$8.50-10.50/BOE(7)	21% better than target midpoint	Exceeded expectations
SOR – Christina Lake	1.8-2.2	SOR 1.9 – 5% better than target midpoint #1 in 2016 Scorecard Peer Group(6)	Exceeded expectations

SOR – Foster Creek	2.6-3.0	SOR 2.7 – 4% better than target midpoint #4 in 2016 Scorecard Peer Group(6)	Met expectations
Safety Performance – Total Recordable Injury Frequency (“TRIF”)	Improve prior year	TRIF slightly higher than 2015 (2016 TRIF of 0.43 compared to 0.39 in 2015). Second best TRIF performance since inception of the Corporation.	Met expectations
Environmental Actions – Absolute Weighting 5%
Scored A- on annual CDP Climate Change Report (announced by CDP on December 8, 2016), which recognized the actions that Cenovus has taken to manage climate change impacts within its operations and beyond. This score placed Cenovus in the top quartile of all global companies assessed by CDP and one of two Canadian energy companies at the level.			Exceeded expectations
Established $32 million, 10-year Caribou Habitat Restoration Project, an initiative to help protect threatened woodland caribou, involving the largest single area of caribou habitat restoration ever undertaken by any company globally.
Consolidated Financial Performance – Absolute Weighting 17%, Relative Weighting 8%(1)(2)
Adjusted Funds Flow per Common Share	$1.60/Common Share	6% above target	Exceeded expectations
Net Debt to Adjusted EBITDA	1.9 times	target	Met expectations
Net Debt to Capitalization	18%	target	Met expectations
Strategic Initiatives/Accomplishments – Absolute Weighting 15%
Maintained financial resilience in low and volatile crude oil and natural gas pricing environment, while achieving production, SOR and safety performance targets.			Exceeded expectations
Reduced cost structures.			Exceeded expectations
Advanced development opportunities and focused innovation.			Met expectations

Notes:

(1)

The peer group used for purposes of relative performance measure comparisons in the 2016 Corporate Scorecard was comprised of the following companies: Canadian Natural Resources Limited, Husky Energy Inc., Imperial Oil Limited, MEG Energy Corp., Suncor Energy Inc., Penn West Petroleum Ltd. and Crescent Point Energy Corp. (collectively, the “2016 Scorecard Peer Group”). Comparisons are based on publicly disclosed information.

(2)

For disclosure with respect to the references to non-GAAP measures such as Adjusted Funds Flow, Net Debt to Adjusted EBITDA, Net Debt to Capitalization and information relating to the presentation of reserves data and other oil and natural gas information, see Advisories at the end of this Circular.

(3)	“Exceeded expectations” indicates we exceeded our target by five percent or more.
(4)	“Met expectations” indicates we achieved our target within five percent.
(5)	“Underperformed” indicates we missed our target by five percent or more.
(6)	Relative SOR results were compared to a group of ten similar oil sands properties.
(7)

Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Cenovus Energy Inc.	48	2017 Management Information Circular

COMPENSATION TABLES

Summary Compensation Table

The following table sets out the compensation paid to our NEOs for the years ended December 31, 2014, 2015 and 2016.

Name and Principal Position	Year	Salary ($)	Share- Based Awards(1) ($)	Option- Based Awards(2) ($)	Non-Equity Incentive Plan Compensation		Pension Value(4) ($)	All Other Compensation(5) ($)		Total Compensation ($)
					Annual Incentive Plans(3) ($)
Brian C. Ferguson(6)	2016	1,350,000	2,411,941	2,309,419	1,188,920		648,620	132,560		8,041,460
President & Chief Executive	2015	1,350,000	2,799,986	2,141,896	1,188,920	(7)	339,294	134,429		7,954,525
Officer	2014	1,350,000	2,799,977	2,800,021	1,012,500		341,006	133,131		8,436,635
Ivor M. Ruste,	2016	590,000	957,465	742,320	472,000		232,992	90,130		3,084,907
Executive Vice-President &	2015	590,000	1,111,506	688,473	425,068	(7)	240,188	96,429		3,151,664
Chief Financial Officer	2014	590,000	899,982	900,015	389,400		209,714	95,131		3,084,242
Kieron McFadyen	2016	590,909	2,499,987	-	472,727		201,200	652,870	(9)	4,417,693
Executive Vice-President &	2015	-	-	-	-		-	-		-
President, Upstream Oil & Gas(8)	2014	-	-	-	-		-	-		-
Robert W. Pease,	2016	600,000	2,002,039	742,324	469,411	(11)	221,768	102,206		4,137,748
Executive Vice-President, Corporate	2015	600,000	1,511,518	688,477	469,411	(7)(11)	265,007	104,761		3,639,174
Strategy & President, Downstream(10)	2014	350,000	899,978	900,020	343,134		110,742	640,984	(12)	3,244,858
Harbir S. Chhina,	2016	650,000	965,023	948,522	390,739		233,672	86,114		3,274,070
Executive Vice-President,	2015	650,000	1,120,281	879,717	390,739	(7)	218,815	96,725		3,356,277
Oil Sands Development	2014	650,000	1,149,978	1,150,021	292,500		194,108	96,557		3,533,164

Notes:

(1)

The fair value of share-based awards on the grant date is calculated based on the market value of a Common Share on the grant date for PSUs and RSUs. The methodology used to calculate the fair value of share-based awards is the same as the value reported for accounting purposes.

(2)	The fair value of Option-based awards on the grant date is calculated using the Black–Scholes–Merton valuation model for Options. The assumptions and fair value for Options are set out below:

Common Share Price	$19.89
Volatility	27.82%
Expected Life	3.5 years
Risk–Free Rate	0.72%
Grant Date Fair Value	$3.86

The methodology used to calculate the fair value of Option–based awards is the same as the value reported for accounting purposes.

(3)	Reflects the annual performance bonus award earned by the NEO in the noted year.
(4)

Pension value is the Compensatory Change shown in the Defined Benefit Pension Table below and includes the projected pension earned during the year adjusted by gains or losses on the NEO’s entire defined benefit obligation when actual earnings differ from estimated. The amounts shown do not reflect payments made to the NEO during the applicable year. Pension values reported annually vary due to underlying discount rate changes and other assumptions. The earnings-related experience component of pension value has a greater impact on individuals with longer service.

(5)

All Other Compensation represents annual allowance ($39,600), company–paid parking, financial and retirement planning services, company matching of personal contributions to an investment plan of up to five percent of base salary, health and wellness services and, in some cases, membership fees associated with the personal use of clubs paid in the noted year.

(6)	Mr. Ferguson was not compensated for acting as a director of Cenovus.
(7)

The Annual Incentive Plan award for 2015 was paid partially in cash, which was reduced 25 percent in 2015 from the amount of cash paid in 2014, and the balance was deferred by payment in RSUs, as follows:

	Cash Payment	Deferred Payment in RSUs
Brian C. Ferguson	$759,375	$429,545
Ivor M. Ruste	$292,050	$133,018
Robert W. Pease	$441,173	$28,238
Harbir S. Chhina	$219,375	$171,364

(8)	Mr. McFadyen joined Cenovus as Executive Vice–President & President, Upstream Oil & Gas on April 6, 2016. His 2016 compensation therefore represents payment for approximately nine months of the year.
(9)	In addition to the amounts described in Note 4, includes a one–time signing bonus of $500,000 and relocation program costs of $88,207 paid to Mr. McFadyen on his hire by Cenovus.
(10)	Mr. Pease joined Cenovus as Executive Vice–President, Markets, Products & Transportation on June 2, 2014. His 2014 compensation therefore represents payment for seven months of the year.
(11)	Mr. Pease elected to receive 50 percent of his 2016 annual performance bonus award and 50 percent of the cash portion of his 2015 annual performance bonus award in the form of DSUs.
(12)	In addition to the amounts described in Note 4, includes a one–time signing bonus of $400,000 and relocation program costs of $185,024 paid to Mr. Pease on his hire by Cenovus.

Cenovus Energy Inc.	49	2017 Management Information Circular

Outstanding Option-Based and Share-Based Awards

The following table outlines certain information regarding the Option-based awards and share-based awards outstanding for the NEOs as at December 31, 2016. For further details, see the Executive Compensation Program Design – Long-Term Incentives in the Compensation Discussion and Analysis section of this Circular.

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	Number of Securities Underlying Unexercised Options(1) (#)	Original Grant Date	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options(2) ($)	Number of Shares or Units of Shares That Have Not Vested(3) (#)	Market or Payout Value of Share-Based Awards That Have Not Yet Vested(4) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(5) ($)
Brian C. Ferguson	237,000	17-Feb-2010	26.32	17-Feb-2017	Nil	333,187	6,763,696	2,866,482	(6)
	266,000	24-Feb-2011	37.54	24-Feb-2018	Nil
	396,342	21-Feb-2012	38.73	21-Feb-2019	Nil
	436,896	20-Feb-2013	32.76	20-Feb-2020	Nil
	598,295	19-Feb-2014	28.37	19-Feb-2021	Nil
	598,295	23-Feb-2015	22.22	23-Feb-2022	Nil
	598,295	02-May-2016	19.89	02-May-2023	245,301
Ivor M. Ruste	38,000	17-Feb-2010	26.32	17-Feb-2017	Nil	125,556	2,548,787	422,788
	100,000	24-Feb-2011	37.54	24-Feb-2018	Nil
	172,170	21-Feb-2012	38.73	21-Feb-2019	Nil
	161,812	20-Feb-2013	32.76	20-Feb-2020	Nil
	192,311	19-Feb-2014	28.37	19-Feb-2021	Nil
	192,311	23-Feb-2015	22.22	22-Feb-2022	Nil
	192,311	02-May-2016	19.89	02-May-2023	78,848
Kieron McFadyen	Nil	N/A	N/A	N/A	N/A	155,445	3,155,534	Nil
Robert W. Pease	192,312	02-Jun-2014	32.27	02-Jun-2021	Nil	192,570	3,909,171	260,002
	192,312	23-Feb-2015	22.22	23-Feb-2022	Nil
	192,312	02-May-2016	19.89	02-May-2023	78,848
Harbir S. Chhina	142,000	17-Feb-2010	26.32	17-Feb-2017	Nil	133,890	2,717,967	Nil
	147,000	24-Feb-2011	37.54	24-Feb-2018	Nil
	223,821	21-Feb-2012	38.73	21-Feb-2019	Nil
	210,358	20-Feb-2013	32.76	20-Feb-2020	Nil
	245,731	19-Feb-2014	28.37	19-Feb-2021	Nil
	245,731	23-Feb-2015	22.22	23-Feb-2022	Nil
	245,731	02-May-2016	19.89	02-May-2023	100,750

Notes:

(1)	The number of securities underlying unexercised Options includes both vested and unvested Options.

(2)	The value of unexercised in-the-money Options is based on the December 30, 2016 closing price of the Common Shares on the TSX of $20.30.

(3)

The number of shares/units of shares that have not vested include the amount of PSUs granted to the NEOs in 2014, 2015 and 2016 plus the number of dividend equivalents credited in 2014, 2015 and 2016 associated with those PSUs granted, rounded to the next whole unit. The PSUs and associated dividend equivalents become eligible to vest based on achievement of LTI Recycle Ratio for the 2014 grant and relative TSR for the 2015 and 2016 grants, as discussed under Long-Term Incentive Program in the Compensation Discussion and Analysis section of this Circular and may not become eligible or vest and may be cancelled. The RSUs and associated dividend equivalents vest after one year or three years in accordance with the provisions of the respective grant agreements.

(4)

The market or payout value of share-based awards that have not yet vested assumes target performance is achieved and is based on the December 30, 2016 closing price of a Common Share on the TSX of $20.30 and the actual number of units (not rounded).

(5)

The market or payout value of vested share-based awards not paid out or distributed represents annual incentive plan amounts paid in the form of DSUs to Mr. Ferguson for 2009, 2010 and 2011, to Mr. Ruste for 2009 and to Mr. Pease for 2015, and is based on the December 30, 2016 closing price of a Common Share on the TSX of $20.30.

(6)

Pursuant to the Arrangement, Encana deferred share units held by Mr. Ferguson were exchanged for Cenovus DSUs. The fair value of the Cenovus DSUs credited to Mr. Ferguson was based on the fair market value of Common Shares relative to Encana common shares prior to the completion of the Arrangement.

Cenovus Energy Inc.	50	2017 Management Information Circular

Incentive Plan Awards – Value Vested or Earned During the Year

This table provides the value of option–based and share–based awards that vested during 2016 for each of the NEOs and the value of non–equity incentive plan compensation earned by each of the NEOs in 2016.

Name	Option–based Awards – Value Vested During the Year(1) ($)	Share–based Awards – Value Vested During the Year(2) ($)	Non–Equity Incentive Plan Compensation – Value Earned During the Year(3) ($)
Brian C. Ferguson	Nil	864,964	1,188,920
Ivor M. Ruste	Nil	320,361	472,000
Kieron McFadyen	N/A	Nil	472,727
Robert W. Pease	Nil	Nil	469,411
Harbir S. Chhina	Nil	416,465	390,739

Notes:

(1)	The value vested during the year is calculated on the assumption that the NEO exercised the option–based awards on the date they vested.
(2)	The value vested during the year is calculated as the number of PSUs vested multiplied by the December 30, 2015 closing price of the Common Shares on the TSX of $17.41.
(3)	Includes the amount of the annual performance bonus awards earned by the NEOs in 2016, as paid in 2017.

Defined Benefit Plan Table

The following table outlines the estimated annual benefits, accrued pension obligations and compensatory and non–compensatory changes under the DB Plan.

Name	Number of Years of Credited Service (#)		Annual Benefits Payable ($)		Opening Present Value of Defined Benefit Obligation(1) ($)		Compensatory Change(2) ($)	Non– Compensatory Change(3) ($)	Closing Present Value of Defined Benefit Obligation(1) ($)
			At Year End	At Age 65
Brian C. Ferguson	34.2500	(4)	1,497,742	1,713,723	24,305,467	(5)	648,620	2,036,250	26,990,337	(6)
Ivor M. Ruste	7.0833	(7)	114,721	167,358	1,492,097		232,992	156,231	1,881,320
Kieron McFadyen	0.6667	(8)	10,667	150,667	Nil		201,200	18,293	219,493
Robert W. Pease	2.5000	(9)	37,200	136,401	346,860		221,768	55,075	623,703
Harbir S. Chhina	7.0833	(7)	124,631	275,654	1,536,428		233,672	113,003	1,883,103

Notes:

(1)

The defined benefit obligation (as defined by Form 51–102F6 Statement of Executive Compensation) on the date specified is determined using the same methodology and assumptions disclosed in the note to Cenovus’s consolidated financial statements.

(2)

Represents the projected pension earned for service during the year (service cost) net of employee contributions adjusted by gains or losses on the NEO’s entire defined benefit obligation when actual earnings differ from estimated. The amounts shown do not reflect payments made to the NEO during the year.

(3)	Includes interest on the defined benefit obligation for the period, employee contributions plus changes in the discount rate, inflation rate and other net experience as at December 31, 2016.
(4)	Includes three additional years of service granted under an agreement with a predecessor company.
(5)

Includes optional contributions account balance of $85,602, as of December 31, 2015, which represents the accumulated value of employee paid optional contributions to purchase optional DB pension benefits under the pension plan of Encana’s and Cenovus’s predecessor, Alberta Energy Company Ltd.

(6)

Includes optional contributions account balance of $98,151, as of December 31, 2016, which represents the accumulated value of employee paid optional contributions to purchase optional DB pension benefits under the Alberta Energy Company Ltd. predecessor plan.

(7)	Effective July 1, 2012, NEO elected to join the new DB Plan option, with past service credited to December 1, 2009. Past service credit was offset by a return of employer contributions to the DC Plan.
(8)	Mr. McFadyen joined the DB Plan effective May 1, 2016.
(9)	Mr. Pease joined the DB Plan effective July 1, 2014.

Cenovus Energy Inc.	51	2017 Management Information Circular

Defined Contribution Plan Table

The following table outlines the change in value of DC Plan holdings in 2016. The NEOs reflected in this table elected to join the DB Plan in 2012. Accordingly, Cenovus no longer makes contributions to the DC Plan on behalf of these individuals.

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End(1) ($)
Ivor M. Ruste(2)	256,154	Nil	271,216
Harbir S. Chhina(2)	464,017	Nil	505,753

Notes:

(1)	Includes investment earnings during 2016.
(2)	Effective July 1, 2012, NEO elected to join the new DB Plan option with past service credited to December 1, 2009 and is accruing benefits under the DB Plan.

Termination and Change of Control Benefits

We entered into change of control agreements with each of our NEOs. In addition, our NEOs receive the same treatment as other employees on a change of control in respect of PSUs, RSUs and Options as outlined in the applicable grant agreements. Cenovus has not entered into any other employment or severance arrangements with our NEOs.

Change of Control Benefits

The change of control agreements that have been entered into with our NEOs provide for a “double trigger” for payment of severance benefits in the event of a change of control. First, a change of control as defined in the agreement must occur. Secondly, the employment of the executive officer must terminate (other than for cause, disability, retirement or death), which would include termination by the executive officer for certain specified reasons such as a material reduction in responsibilities or in salary and benefits.

The terms of the change of control agreements provide for the following severance benefits should both aspects of the double trigger be activated (i.e. a change of control and termination of employment):

•

A lump sum severance payment representing the amount of salary and bonus for a period of 36 months for our President & Chief Executive Officer and 24 months for our other NEOs. The bonus is determined based upon the average of the bonus payments paid to the President & Chief Executive Officer or NEO, as applicable, over the preceding three-year period.

•

Other compensation which includes investment plan matching, financial and retirement planning services, and health and wellness services for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs.

•

LTI (Options, PSUs and RSUs) vest in accordance with the terms of the grant agreement applicable to each type of LTI on a change of control. Therefore, all Options would immediately vest and be available for exercise for a period of 36 months (or expiry, if earlier) for our President & Chief Executive Officer and for a period of 24 months (or expiry, if earlier) for our other NEOs. RSUs would vest immediately and be paid out. One times the number of PSUs granted would vest immediately and be paid out.

•	Pension benefits continue to accrue for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs.

Long-Term Incentive Grant Agreements

Under the terms of the grant agreements applicable to each type of LTI, on a change of control, Options will immediately vest and PSUs will become eligible and immediately vest based on target, meaning that the maximum number of PSUs will not vest but rather, one times the number of PSUs granted will vest.

Cenovus Energy Inc.	52	2017 Management Information Circular

Termination and Change of Control Benefits Table

The following table illustrates the estimated incremental payments, payables and benefits that would have been made to each of the NEOs pursuant to change of control agreements between the Corporation and each NEO, and pursuant to the Stock Option Plan, our Performance Unit Plan for Employees and our Restricted Share Unit Plan for Employees as a result of the triggering events identified below, in each case assuming that such event occurred on December 31, 2016. There are no other agreements in place between the Corporation and any of our NEOs providing for incremental payments, payables or benefits on termination. The table does not include the value of payments, payables and benefits already available to the NEO at December 31, 2016, such as Options, PSUs and RSUs that had already vested at such date.

Name	Triggering Event	Payment ($)		Long-Term Incentives(1) ($)	Total ($)
Brian C. Ferguson	Termination Without Cause(2)	Nil		Nil	Nil
	Termination With Cause(3)	Nil		Nil	Nil
	Change of Control	9,057,234	(5)	7,008,997	16,066,231
	Retirement/Resignation(4)	Nil		Nil	Nil
Ivor M. Ruste	Termination Without Cause(2)	Nil		Nil	Nil
	Termination With Cause(3)	Nil		Nil	Nil
	Change of Control	2,791,583	(6)	2,627,634	5,419,217
	Retirement/Resignation(4)	Nil		Nil	Nil
Kieron McFadyen	Termination Without Cause(2)	Nil		Nil	Nil
	Termination With Cause(3)	Nil		Nil	Nil
	Change of Control	3,212,529	(7)	3,155,534	6,368,063
	Retirement/Resignation(4)	Nil		Nil	Nil
Robert W. Pease	Termination Without Cause(2)	Nil		Nil	Nil
	Termination With Cause(3)	Nil		Nil	Nil
	Change of Control	2,964,423	(6)	3,988,019	6,952,442
	Retirement/Resignation(4)	Nil		Nil	Nil
Harbir S. Chhina	Termination Without Cause(2)	Nil		Nil	Nil
	Termination With Cause(3)	Nil		Nil	Nil
	Change of Control	2,737,891	(6)	2,818,717	5,556,608
	Retirement/Resignation(4)	Nil		Nil	Nil

Notes:

(1)

The value of Long-Term Incentives is calculated by multiplying the number of options that would vest on a change of control by the difference between the grant price and $20.30, the closing price of a Common Share on the TSX on December 30, 2016, and then adding the number of PSUs and RSUs that would vest on a change of control multiplied by $20.30, the closing price of a Common Share on the TSX on December 30, 2016. No accelerated vesting occurs under other triggering events listed.

(2)	Represents termination of the employment of the NEO by Cenovus other than for cause.
(3)	Represents termination of the employment of the NEO by Cenovus for cause.
(4)	Represents voluntary retirement or voluntary resignation of the NEO.
(5)

Includes the incremental value of pension benefits. Pensionable earnings during the 36 month period is based on Mr. Ferguson’s annual base salary plus the average of his annual performance bonus (capped at 67 percent of salary) in the three-year period preceding the change of control and termination of employment. The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the age he would have attained at December 31, 2019. This incremental lump sum pension value is equal to the difference between the actuarial present values of Mr. Ferguson’s accrued pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2016. The discount rates used are 2.2 percent for ten years and 3.5 percent thereafter.

(6)

Includes the incremental value of pension benefits. Pensionable earnings during the 24 month period is based on annual base salary plus the average of the annual performance bonus (capped at 40 percent of salary) in the two-year period preceding the change of control and termination of employment. The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the age the executive would have attained at December 31, 2018. This incremental lump sum pension value is equal to the difference between the actuarial present values of the executive’s pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2016. The discount rates used are 2.2 percent for ten years and 3.5 percent thereafter.

(7)

Includes the incremental value of pension benefits. Pensionable earnings during the 24 month period is based on his annual base salary plus annual performance bonus (capped at 40 percent of salary). The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the age Mr. McFadyen would have attained at December 31, 2018. This incremental lump sum pension value is equal to the difference between the actuarial present values of the executive’s pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2016. The discount rates used are 2.2 percent for ten years and 3.5 percent thereafter.

Cenovus Energy Inc.	53	2017 Management Information Circular

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no current or proposed director, executive officer or employee of Cenovus, or any former director, executive officer or employee of Cenovus, or any associate of any of the foregoing, is, or has been at any time during 2016, indebted to Cenovus or its subsidiaries, either in connection with the purchase of Cenovus’s securities or otherwise.

ADDITIONAL INFORMATION

For those shareholders who cannot attend the Meeting in person, we have made arrangements to provide a live webcast of the Meeting. Details on how shareholders may access the proceedings on the webcast will be found on our website cenovus.com and will also be provided in a news release prior to the Meeting. Our financial information is contained in our audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2016.

According to Canadian law, shareholder proposals can only be considered for the annual meeting of Common shareholders if they are submitted by a specific date.

The final date by which Cenovus must receive shareholder proposals for the annual meeting of shareholders of Cenovus to be held in 2018 is December 1, 2017. All proposals should be sent by registered mail to the Corporate Secretary, Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5. We received one proposal from two shareholders for the 2017 Annual Meeting of Shareholders, which was withdrawn. In addition, another potential shareholder proposal was raised for consideration with Cenovus but not submitted. Refer to Schedule D for more information regarding the considered proposals.

Additional information concerning Cenovus, including financial information provided in our audited consolidated financial statements for the year ended December 31, 2016 and management’s discussion and analysis thereon, is available on SEDAR at sedar.com, on EDGAR at sec.gov and on our website at cenovus.com. Information on or connected to our website, even if referred to in this Circular, does not constitute part of this Circular. You may also send your request for copies of our financial statements and management’s discussion and analysis to the Corporate Secretary, Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5.

If you have any questions about the information contained in this Circular or require assistance in completing your proxy form or voting instruction form, please contact our proxy solicitation agent, D.F. King Canada, at:

North American Toll Free Phone:

1-800-622-1642

Banks, Brokers and collect calls: 201-806-7301

Toll-Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

The contents and the sending of this Circular have been approved by the Board.

/s/ Gary F. Molnar

Gary F. Molnar

Corporate Secretary

Calgary, Alberta

March 3, 2017

Cenovus Energy Inc.	54	2017 Management Information Circular

SCHEDULE A SUMMARY OF STOCK OPTION PLAN AND ADDITIONAL COMPENSATION PLAN INFORMATION

ADDITIONAL INFORMATION ON THE EMPLOYEE STOCK OPTION PLAN

Eligibility Approved by shareholders in 2009, our Stock Option Plan was created to provide eligible employees with an incentive to achieve our longer-term objectives, to give suitable recognition to the ability and industry of persons who contribute to our success and to attract and retain persons of experience and ability by providing the opportunity to acquire an increased proprietary interest in Cenovus. Non-employee directors of Cenovus are not eligible to participate in the Stock Option Plan.

Insiders The number of Common Shares reserved for issuance at any time, to or for the benefit of our insiders (as defined in the TSX Company Manual), pursuant to all of our security-based compensation arrangements shall not exceed 10 percent of the number of Common Shares then outstanding, calculated on a non-diluted basis, and the aggregate number of Common Shares issued to insiders pursuant to all of our security-based compensation arrangements, within any one year period, shall not exceed 10 percent of the number of the Common Shares outstanding, calculated on a non-diluted basis.

Administration The HRC Committee is the administrator of the Stock Option Plan, with the authority to interpret its terms and any option agreement thereunder and the discretion to attach tandem stock appreciation rights (“TSARs”) or net settlement rights (“NSRs”) to Options. Subject to regulatory requirements, the terms, conditions and limitations of Options granted under the Stock Option Plan will be determined by the HRC Committee and set out in an option agreement.

Exercise Price The exercise price of an Option will not be less than the market price of the Common Shares at the grant date, calculated as the closing price of the Common Shares on the TSX on the last trading day preceding the date on which the option agreement granting the Option is made, or, if the Common Shares shall not have traded that day, on the next preceding day on which Common Shares were traded.

Vesting The HRC Committee has the right to determine at the time of grant whether a particular Option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Options generally vest 30 percent on the first anniversary, 30 percent on the second anniversary and 40 percent on the third anniversary of the grant.

Expiry Each Option (unless sooner terminated in accordance with the terms, conditions and limitations of the option agreement) shall be exercisable during such period, not exceeding seven years from the date the Option was granted, as the HRC Committee may determine. Prior to a Board approved amendment to the Stock Option Plan effective February 10, 2010, Options could be granted for a period not exceeding five years from the date of grant. Shareholder approval was not sought for this amendment because it was approved by the Board in accordance with the specific amendments provision of the Stock Option Plan.

TSARs Options may have associated TSARs which entitle the optionholder to surrender the right to exercise his or her Options to purchase a specified number of Common Shares and to receive cash or Common Shares (at our discretion) in an amount equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the TSAR, over the exercise price for the Options, multiplied by the number of optioned Common Shares surrendered, less applicable withholdings. Where TSARs are exercised, the rights to the underlying Common Shares are forfeited and such number of Common Shares are returned to the Common Shares reserved and available for new Option grants.

Net Settlement Rights NSRs entitle the optionholder, in his or her sole discretion, to surrender the right to exercise the Options to purchase a specified number of Common Shares and to receive in exchange a number of Common Shares. The optionholder will receive the number of Common Shares equal in value to the closing price of a Common Share on the TSX on the last trading day preceding the date of surrender of the Options and contemporaneous exercise of the associated NSRs, less the grant price of the Option then multiplied by the number of Options surrendered, less applicable withholdings.

Adjustments Adjustments will be made to the exercise price of an Option, the number of Common Shares delivered to an optionholder upon exercise of an Option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to Options granted under the Stock Option Plan in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of Common Shares or other similar corporate change.

Cessation of Entitlement Upon termination of employment unvested options and vested Options that are not exercised or surrendered by the end of the Termination Exercise Period shall be forfeited. If a participant retires before attaining the age 60, unvested Options and vested Options that are not exercised or surrendered by the end of the retirement exercise period shall be forfeited. If a participant dies, any unvested Options that do not vest within 12 months of the participant’s date of death shall be forfeited.

Non-Assignable and No Rights as a Shareholder An Option may be exercised only by the optionholder and is not assignable, except on death or incapacitation. Nothing in the Stock Option Plan or in any option agreement confers or will confer on any optionholder any right of a shareholder unless acquired through the exercise of the Option or otherwise through the holding of Common Shares. Nothing in the Stock Option Plan or in any option agreement confers or will confer on any optionholder any right to remain as an employee of Cenovus or any of our subsidiaries.

Blackout Period If the exercise period of an Option expires during, or within ten business days following, a period when Option exercising is prohibited by Cenovus (the “Blackout Period”), then the exercise period of such Option will be extended to the date which is ten business days after the last day of the Blackout Period (the “Blackout Extension Period”), after which time such Option shall expire and terminate.

Cenovus Energy Inc.	A-1	2017 Management Information Circular

Amendments – Board Approval The Board may, at any time and from time to time, amend, suspend, discontinue or terminate the Stock Option Plan in whole or in part; provided, however, no such amendment, suspension, discontinuance or termination may, without the consent of any optionholder, adversely alter or impair the rights under any Option previously granted. Any amendment to be made to the Stock Option Plan is subject to the prior approval of the TSX. The Board has certain power and authority to approve amendments relating to the Stock Option Plan or a specific Option without further approval of the shareholders of Cenovus, examples of which include, but are not limited to:

(i)	extending or, in the event of a change of control, retirement, death or disability, accelerating the terms of vesting applicable to any Option or group of Options;

(ii)	altering the terms and conditions of vesting applicable to any Option or group of Options;

(iii)	changing the termination provisions of the Stock Option Plan or any Option, provided that the change does not provide for an extension beyond the original expiry date of such Option;

(iv)	accelerating the expiry date in respect of an Option;

(v)	determining the adjustment provisions pursuant to the Stock Option Plan (See Adjustments above);

(vi)	amending the definitions contained within the Stock Option Plan and other amendments of a “housekeeping” nature; and

(vii)	amending or modifying the mechanics of exercise of an Option or TSAR.

Amendments – Shareholder Approval Approval by shareholders of Cenovus will be required for amendments that relate to:

(i)	accelerating the terms of vesting applicable to any Option or group of Options other than in the event of a change of control, retirement, death or disability;

(ii)	any increase in the number of Common Shares reserved for issuance under the Stock Option Plan;

(iii)	any reduction in the grant price or cancellation and reissue of Options;

(iv)	any extension of the term of an Option beyond the original expiry date, except as permitted under the Blackout Extension Period;

(v)	any increase to the length of the Blackout Extension Period;

(vi)	the inclusion of non-employee directors, on a discretionary basis, as eligible participants;

(vii)	any allowance for the transferability or assignability of Options other than for estate settlement purposes;

(viii)	amendments to the specific amendment provision of the Stock Option Plan; and

(ix)	amendments required to be approved by shareholders of Cenovus under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

ADDITIONAL INFORMATION REGARDING THE STOCK OPTION PLAN AND OUR EQUITY COMPENSATION PLANS

The following table provides certain details regarding Cenovus’s equity compensation plans as at December 31, 2016:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under option equity compensation plans (excluding securities reflected in column (a)) (c)
Option Equity compensation plans approved by securityholders	45,017,007	30.28	12,385,772
Option Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	45,017,007	30.28	12,385,772

The Stock Option Plan is our only compensation plan under which equity securities have been authorized for issuance. As of December 31, 2016, there were an aggregate of 45,017,007 Options outstanding under the Stock Option Plan. Stock Options with TSARs were granted in 2010. As of 2011, Stock Options with net settlement rights only have been granted.

As of March 3, 2017, the number of Common Shares held beneficially by Cenovus directors and executive officers, Common Shares held by employees under Cenovus’s savings plans, together with the total number of Common Shares reserved for issuance under employee optionholdings, amount to approximately 69 million Common Shares, representing approximately 8.28 percent of outstanding Common Shares. In addition, directors, executive officers and employees held 1,692,398 DSUs, 4,938,046 PSUs and 3,736,413 RSUs.

Shares Reserved for Issuance A maximum of 64 million Common Shares have been reserved for issuance under the Stock Option Plan, representing approximately 7.68 percent of the total number of outstanding Common Shares as at December 31, 2016. There were 45,017,007 Options outstanding under the Stock Option Plan and 12,385,772 Options available for grant, representing approximately 5.40 percent and 1.49 percent, respectively, of the total number of outstanding Common Shares as at December 31, 2016. During the year ended December 31, 2016, an aggregate of 3,645,550 Options were granted, representing approximately 0.44 percent of the total number of outstanding Common Shares as at December 31, 2016. Common Shares reserved for previously granted Options that expire or terminate without having been fully exercised may be reserved for a subsequent Option.

Cenovus Energy Inc.	A-2	2017 Management Information Circular

SCHEDULE B BOARD MANDATE

BOARD OF DIRECTORS’ MANDATE

The fundamental responsibility of the Board of Directors (the “Board”) of Cenovus Energy Inc. (“Cenovus” or the “Corporation”) is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

Executive Team Responsibility

•

Appoint the Chief Executive Officer (“CEO”) and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.

•	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•	Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•	Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•

Ensure that processes are in place for the Corporation to mitigate environmental impacts, address health and safety matters that may arise with our activities, and operate in a manner consistent with recognized standards.

•	Ensure that an adequate system of internal control exists.

•	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

•	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

•	Approve annual operating and capital budgets.

•

Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•	Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•

Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•

Approve a code of business conduct and ethics for directors, officers, employees, contractors and consultants and monitor compliance with the code and approve any waivers of the code for officers and directors.

Board Process/Effectiveness

•

Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•

Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

•	Approve the nomination of directors.

•	Provide a comprehensive orientation to each new director.

•	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•

Each member of the Board is expected to understand the nature and operations of the Corporation’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

•	Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

•

In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

Cenovus Energy Inc.	B-1	2017 Management Information Circular

SCHEDULE C COMMITTEE INFORMATION

AUDIT COMMITTEE

The Audit Committee reviews our risk management framework and Management’s identification of significant financial risks or exposures and meets regularly to review reports and discuss significant risk areas with internal and external auditors. The Audit Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to oversight.

The Audit Committee’s primary duties and responsibilities are to oversee and monitor the effectiveness and integrity of our accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting compliance, oversee audits of our financial statements, review and evaluate our risk management framework and related processes, including the supporting guidelines and practice documents, review and approve Management’s identification of principal financial risks and monitor the process to manage such risks, oversee and monitor our compliance with legal and regulatory requirements, oversee and monitor the qualifications, independence and performance of our external auditors and internal auditing group, provide an avenue of communication among the external auditors, Management, the internal auditing group and the Board, and report to the Board regularly.

The Audit Committee Mandate requires all members to be financially literate, as defined in NI 52-110. In particular and in accordance with SEC requirements, at least one member (“audit committee financial expert”) shall have demonstrated through relevant experience:

•	an understanding of accounting principles and financial statements;

•	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities;

•	an understanding of internal controls and procedures for financial reporting; and

•	an understanding of audit committee functions.

Mr. Taylor has been determined by the Board to be an audit committee financial expert.

Audit Committee members are not permitted to simultaneously serve on the audit committee of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on our Audit Committee, and required public disclosure is made.

Audit Quality The Audit Committee oversees and monitors the qualifications, independence and performance of our external auditors. In 2014, the Audit Committee conducted a comprehensive review of Cenovus’s external auditor, PricewaterhouseCoopers LLP, to ensure audit quality as required by the Audit Committee’s Mandate. The comprehensive review was prepared in accordance with guidance published by Chartered Professional Accountants Canada, the Institute of Corporate Directors and the Canadian Public Accountability Board. The review covered the period from inception of Cenovus (December 1, 2009) to December 31, 2014 and focused on the following key factors affecting audit quality:

•	independence, objectivity and professional skepticism of the external auditor;

•	quality of the external auditor’s engagement team; and

•	quality of the communications and interactions between the Audit Committee and the external auditor.

The comprehensive review was completed and reported on in early 2015 and the Audit Committee determined it was satisfied with the audit quality provided by PricewaterhouseCoopers LLP.

In 2014, the Audit Committee oversaw the external audit partner rotation process. Effective upon the release of the consolidated financial statements of Cenovus for the year ended December 31, 2014 and the auditor’s report thereon, the audit partner responsible for Cenovus’s audit retired and a new audit partner with significant industry experience was designated. In accordance with applicable requirements, the audit partner is rotated at least every five years.

For further information about our Audit Committee and our Audit Committee Mandate, please see the Audit Committee section of our Annual Information Form for the year ended December 31, 2016, filed on SEDAR at sedar.com and available on our website at cenovus.com.

The Audit Committee Mandate is available on our website at cenovus.com.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The NCG Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to corporate governance and nomination issues by reviewing such issues and making recommendations to the Board as appropriate.

Director Nomination The NCG Committee’s primary duties and responsibilities are to identify individuals qualified to become Board members, recommend to the Board proposed nominees for election to the Board at the next annual meeting of shareholders and develop and recommend to the Board corporate governance principles applicable to Cenovus. For more information on nomination of directors, see the Corporate Governance – Board Assessment Process and Corporate Governance – Board Renewal sections of this Circular.

Board Assessments The NCG Committee oversees the evaluation and assessment of the effectiveness and contribution of our Board as a whole, the Board committees and individual directors, including the Board Chair. For more information on our Board assessments and related processes, see the Corporate Governance – Board Assessment Process section of this Circular.

Cenovus Energy Inc.	C-1	2017 Management Information Circular

Review of Governance Practices The NCG Committee also considers, develops and recommends corporate governance issues or principles for review, discussion or action by the Board or a Board committee, as appropriate. The NCG Committee reviews the mandates of Board committees on a periodic basis and makes recommendations, as appropriate, to the Board. The NCG Committee also monitors best practices among major Canadian and U.S. companies to help ensure we adhere to high standards of corporate governance.

The NCG Committee Mandate is available on our website at cenovus.com.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

The HRC Committee provides recommendations to our Board on succession planning, on senior management development and on the performance of Management. Annually, the HRC Committee measures Management’s performance and total compensation against the combined set of objectives comprised in our annual budget and our strategic plan. Our Board supports Management’s commitment to training and developing all employees.

The HRC Committee’s primary duties and responsibilities are to assist the Board in carrying out its responsibilities by reviewing compensation and human resources matters in support of the achievement of our business strategy and making recommendations to the Board, as appropriate. In particular, the HRC Committee is responsible for reviewing and approving corporate goals and objectives relevant to President & Chief Executive Officer compensation, evaluating the President & Chief Executive Officer’s performance against those goals and objectives and making recommendations to the Board with respect to the President & Chief Executive Officer’s compensation. The HRC Committee also assists the Board in carrying out its fiduciary responsibilities in reviewing pension matters and overseeing the investment management of our savings and investment plans.

Succession Planning The HRC Committee oversees succession planning for senior management at Cenovus. No less than annually, the HRC Committee, the President & Chief Executive Officer and the Executive Vice-President, Safety & Organization Effectiveness, devote significant time to reviewing the performance of the senior leadership team and talent management activities, particularly succession plans and the internal talent pool, as well as planning for retirements and illness, disability and other unscheduled absences. This includes long-term planning for executive development and succession to ensure leadership sustainability and continuity.

Additionally, a brief description of the direct experience of each of the HRC Committee members that is relevant to his or her responsibilities in executive compensation follows:

Ian W. Delaney (HRC Committee Chair) – Mr. Delaney has been an HRC Committee member and the HRC Committee Chair since the formation of Cenovus in late 2009. He also was a member of the HRC committee of the predecessor company of Cenovus. In addition, over his approximately 18 year tenure with Sherritt, Mr. Delaney was Chairman of the Board of Directors, Executive Chairman and Chairman and Chief Executive Officer, having a decision-making role in respect of compensation matters for that corporation.

Patrick D. Daniel – Mr. Daniel has been a member of the HRC Committee since the inception of Cenovus in late 2009. Mr. Daniel was the President and Chief Executive Officer and subsequently the Chief Executive Officer of Enbridge Inc. for over 12 years. Mr. Daniel is also a director and sits on the Management Resources and Compensation Committee of Canadian Imperial Bank of Commerce.

Michael A. Grandin – Mr. Grandin has been the Chair of the Board of Directors of Cenovus since its inception in late 2009 and has been a member of and was Chair of the HRC committee of its predecessor company. Mr. Grandin was also the Chairman of the Board and Chief Executive Officer of Fording Canadian Coal Trust for approximately five years.

Valerie A.A. Nielsen – Ms. Nielsen has been a member of the HRC Committee since April 27, 2016. Ms. Nielsen has held management positions in the oil and gas industry and/or provided consulting services to industry for over 30 years. Ms. Nielsen was a director of Alberta Energy Company Ltd. (“AEC”) and served on the Human Resources and Compensation (“HRC”) Committee of AEC from April 1995 to April 2002. Ms. Nielsen was also a director of Encana Corporation (“Encana”) and served on the HRC Committee of Encana from 2002 to 2003.

Charles M. Rampacek – Mr. Rampacek has been a member of the HRC Committee since April 27, 2016. Mr. Rampacek held senior executive level positions with Probex Corporation, Lyondell-Citigo Refining, L.P. Tenneco Inc. and its subsidiary Tenneco Gas Operations for over 21 years. Mr. Rampacek is also a director and sits on the Compensation Committee of Energy Services Holdings, LLC. He was previously a director of Flowserve Corporation (“Flowserve”) and served on Flowserve’s Organization and Compensation Committee from 2007 to 2012.

Rhonda I. Zygocki – Ms. Zygocki has been a member of the HRC Committee since April 27, 2016. Ms. Zygocki held a number of senior management and executive leadership positions during her 34 year tenure at Chevron Corporation, from which she brings a strong knowledge and understanding of oil industry compensation practices.

The HRC Committee Mandate is available on our website at cenovus.com.

RESERVES COMMITTEE

The Reserves Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to overseeing the evaluation and disclosure of our oil and gas reserves and resources. One hundred percent of our reserves are evaluated annually by independent qualified reserves evaluators.

The Reserves Committee’s primary duties and responsibilities are to review our procedures relating to the disclosure of information with respect to oil and gas activities (as defined in National Instrument 51-101 Standards for Disclosure of Oil and Gas Activities (“NI 51-101”)), annually review the selection of the independent qualified reserves evaluators appointed to report to the Board on our oil and gas activities and annually review and approve the expected fees of the independent qualified reserves evaluators, review our annual reserves data prior to public disclosure, and review our annual resources data, other than its annual reserves data, prior to public disclosure.

The Reserves Committee Mandate is available on our website at cenovus.com.

Cenovus Energy Inc.	C-2	2017 Management Information Circular

SAFETY, ENVIRONMENT AND RESPONSIBILITY COMMITTEE

The SER Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to oversight and governance.

In fulfilling its mandate, the SER Committee’s primary duties and responsibilities are to review, report and make recommendations to the Board with respect to our policies, standards and practices regarding corporate responsibility and our commitment to the integration into our affairs of the principles set forth in our Corporate Responsibility Policy, including safety, social, environmental, ethical and economic considerations.

The SER Committee Mandate and our Corporate Responsibility Policy are available on our website at cenovus.com.

BOARD ASSESSMENTS

For information on Board assessments, see the Corporate Governance – Board Assessment Process section of this Circular.

DIVERSITY

Consideration Given to the Representation of Women in Director Identification and Selection Process For information regarding consideration given to the representation of women in the Board’s director identification and selection process, refer to the Board Diversity Policy section of this Circular.

Consideration Given to the Representation of Women in Executive Officer Appointments One of the fundamental responsibilities of our Board is to appoint a competent executive team and to oversee the management of the business. The Board recognizes the importance of diversity, including gender, and is committed to identifying and appointing executive officers who are highly qualified based on their skills, expertise and industry experience and to considering diversity criteria, including gender, ethnicity, age and other distinctions, when appointing executive officers.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions Cenovus is committed to gender diversity on its Board and in executive officer positions, and its obligations under its Board Diversity Policy. While diversity, including gender diversity, is an important and valuable consideration in assessing potential candidates for appointment to the Board and to executive officer positions, all appointments are made on merit in the context of the skills, expertise and experience the Corporation requires. Additionally, the Board recognizes the importance of having the flexibility to appoint qualified candidates when they are available, which may mean adding male or female candidates, and as a result cannot commit to selecting a candidate whose gender is a decisive factor above all other considerations. Accordingly, the Board has not adopted a formal target to be achieved by a specified date for the gender composition of the Board or executive officers. However, the Board Diversity Policy includes an aspirational target to have at least one-third of independent members of the Board be women by 2020 and commits the Board to periodically, but at least once every five years, consider the need for a renewal program intended to achieve what the Board believes to be a then desirable distribution of skills, age, gender and other distinctions and, if deemed necessary, embark upon a program to effect concomitant changes in Board composition. Based upon its experience in candidate searches, the NCG Committee believes that such changes can be made over reasonable and appropriate periods of time.

Gender Diversity on the Board and in Executive Officer Positions As at December 31, 2016, two of twelve (17 percent) of the Board members, two of nine (22 percent) of the executive officers (as defined in National Instrument 51-102 Continuous Disclosure Obligations) of the Corporation and two of 15 (13 percent) of the executive officers of the Corporation and its major subsidiaries are women.

Cenovus Energy Inc.	C-3	2017 Management Information Circular

SCHEDULE D WITHDRAWN SHAREHOLDER PROPOSALS

We received a shareholder proposal for consideration at the 2017 Annual Meeting of Shareholders submitted by Pension Plan of the United Church of Canada (“PPUCC”) and OceanRock Investments Inc. (“OceanRock”). PPUCC and OceanRock were represented by Shareholder Association for Research and Education (“SHARE”). The proposal was withdrawn by both PPUCC and OceanRock. Further details are included in the table below.

Summary of PPUCC and OceanRock Withdrawn Proposal

PPUCC and OceanRock requested that the Board prepare a report, updated annually, disclosing, among other things, our policy and procedures governing lobbying, payments made for lobbying, and membership in tax-exempt organizations that write model legislation or advocate for policy change.

Summary of Our Response

Cenovus management engaged with SHARE to discuss the PPUCC and OceanRock Proposal. Going forward, we will continue to update the Engagement Table contained in our 2016 Corporate Responsibility (CR) Report and clarify that the information provided represents a list of membership organizations rather than examples of membership organizations. We will also disclose the criteria used for inclusion in this list of membership organizations and expand disclosure on management and Board processes for review and oversight of trade association memberships.

Pursuant to a review process over the past year at Cenovus, the Board has approved implementation of certain changes to Cenovus’s Code of Business Conduct and Ethics (“Code”) related to political activity and lobbying. Specifically, the revised Code provides that: (1) Cenovus will not make financial contributions or contributions in kind to political parties, committees or their representatives; and (2) Cenovus will continue to comply with all lobbying legislation including recent legislation adopted in Saskatchewan (“The Lobbyists Act”) such that we are reporting to the appropriate public lobbyist registry in every jurisdiction in which we operate.

Status: Proposal Withdrawn

Summary of NEI Proposal considered and not submitted

NEI Investments, L.P. (“NEI”) requested that Cenovus provide ongoing reporting about how it is assessing and ensuring long-term corporate resilience in a future low-carbon economy. Additional disclosure could be provided on a standalone basis or included in current ongoing reporting. The additional disclosure may address Cenovus’s efforts in relation to:

•	The reduction or elimination of emissions from both the production and use of oil;

•	Cenovus’s initiatives related to advancements in technology and innovation; and

•	Results of stress-testing done against external low-carbon scenarios (e.g. 2C scenarios).

Summary of Our Response

Cenovus management engaged with NEI to discuss the NEI Proposal. In light of Cenovus’s existing support for the underlying intent of the NEI Proposal and the support shareholders have given similar proposals at peer companies, it was agreed that taking the matter to a shareholder vote was unnecessary.

Cenovus shares the public’s concern that climate change is one of the greatest global challenges of our time and is committed to doing its part to address climate change. This means helping to seek solutions that have the potential to reduce or eliminate emissions from both the production and use of oil, allowing oil to continue to serve energy and materials needs around the world for as long as it’s needed.

Cenovus continues to work on innovative ways to be competitive on both a cost and carbon basis. Some of Cenovus’s actions on climate change include:

•	Reducing oil sands GHG per-barrel emissions by one-third since 2004.

•	Setting a target to reduce total upstream GHG emissions intensity by another one-third by the end of 2026.

•	Collaborating with Canada’s Oil Sands Innovation Alliance (COSIA) and co-funding the NRG COSIA Carbon XPRIZE.

•	Investing in clean technology firms through the Cenovus Environmental Opportunity Fund and Evok Innovations.

•	Supporting the study of carbon capture and storage through the enhanced oil recovery project at Weyburn, Saskatchewan, where 29 million tonnes of CO2 have been safely injected underground.

In addition to its above described actions on climate change, Cenovus has also been consistently recognized as a leader in the area of climate disclosure through the Carbon Disclosure Project, which demonstrates Cenovus’s commitment to fully disclose emissions.

Cenovus recognizes that shareholders and other stakeholders benefit from understanding its strategy with respect to long-term corporate resilience in a low-carbon future. Cenovus provides reporting on climate change issues through its Annual Information Form/Form 40-F, annual corporate responsibility report and submissions to third party sustainability indices and climate change reporting organizations. Climate disclosure is a rapidly evolving field with a number of bodies providing advice on the subject. Cenovus will continue to investigate evolving and maturing best practices to guide the core elements of the company’s future climate-related disclosure.

Cenovus Energy Inc.	D-1	2017 Management Information Circular

Cenovus believes that hydrocarbon production will continue to provide a reliable source of energy for the foreseeable future, and can be a part of a clean energy future. Cenovus also recognizes that information on how Cenovus will ensure that its production is part of a clean energy future is important to stakeholders and that evolving disclosure practices will provide an opportunity for shareholders and other stakeholders to understand how Cenovus is ensuring long term corporate resilience in an energy system in transition. This information will be provided either on a standalone basis or integrated into Cenovus’s already robust reporting mechanisms where it discusses technology, emission reduction plans and targets.

Status: Proposal considered and not submitted

Cenovus Energy Inc.	D-2	2017 Management Information Circular

ADVISORIES

Forward-Looking Information

This Circular contains forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the Corporation’s experience and perception of historical trends. This forward-looking information is identified by words such as “anticipate”, “believe”, “expect”, “position”, “goal”, “plan”, “forecast”, “future”, “target”, “could”, “should”, “focus”, “potential”, “may” or similar expressions and includes suggestions of future outcomes. Readers are cautioned not to place undue reliance on forward-looking information as the Corporation’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include assumptions disclosed in Cenovus’s current guidance, available at cenovus.com and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

The risk factors and uncertainties that could cause Cenovus’s actual results to differ materially include the risk factors and uncertainties identified in Cenovus’s Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2016, and risk factors described in other documents Cenovus files from time to time with securities regulatory authorities, available on SEDAR at sedar.com, on EDGAR at sec.gov and on cenovus.com.

Information on or connected to the Corporation’s website cenovus.com does not form part of this Circular.

Oil and Gas Information

The reserves data referenced in this Circular has an effective date of December 31, 2016 and was prepared in accordance with the Canadian Oil and Gas Evaluation Handbook and in compliance with NI 51-101. For additional information regarding our reserves and other oil and gas information, please refer to our Annual Information Form and Form 40-F for the year ended December 31, 2016, available on SEDAR at sedar.com, on EDGAR at sec.gov and on cenovus.com.

Certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Non-GAAP Measures

This Circular contains references to certain non-GAAP measures, including Netbacks, Adjusted Funds Flow (previously labelled Cash Flow), Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Debt, Net Debt to Capitalization and Net Debt to Adjusted EBITDA. These measures do not have a standardized meaning as prescribed by International Financial Reporting Standards (IFRS) and may not be comparable to similar measures presented by other issuers. For definitions and discussion of the use and reconciliation of these measures, please refer to Cenovus’s Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2016, available on SEDAR at sedar.com, on EDGAR at sec.gov and on our website at cenovus.com.

Cenovus Energy Inc.	Advisories-1	2017 Management Information Circular

500 Centre Street SE
PO Box 766
Calgary, AB T2P 0M5

299881 | January 2016 | © Cenovus Energy Inc. 2016